Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

Notice of Annual Meeting of Shareholders

April 5, 2018

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Notice of Annual Meeting of Shareholders

Date: Thursday, April 5, 2018

Time: 9:30 a.m. Atlantic Daylight Time

Location: Halifax Convention Centre, 1650 Argyle Street, Halifax, Nova Scotia, B3J 0E6

At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2017 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution about our executive compensation approach;
5.	vote on a resolution to amend our Employee Stock Option Plan; and
6.	consider any other business properly brought before the meeting.

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary and
Associate General Counsel

February 22, 2018

Your vote is important

You may vote at the meeting, online, by email, by fax, or by mail. See pages 1 to 3 of this Circular for instructions on voting and appointing a proxy. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 9:30 a.m. (Eastern Daylight Time) on April 4, 2018.

Outstanding common shares at record date

Holders of common shares on February 12, 2018, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 444,353,461 common shares outstanding on the record date.

Questions

If you have questions about matters being voted on at the meeting, you may contact AST Trust Company (Canada) (formerly known as CST Trust Company), our transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 258-0499.

Special arrangements for meeting attendance

If you plan to attend the meeting and require special arrangements for hearing or access please contact the Corporate Secretary by email at corporate.secretary@cibc.com or by mail at 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders in the Ballroom at the Halifax Convention Centre, 1650 Argyle Street, Halifax, Nova Scotia, on Thursday April 5, 2018, at 9:30 a.m. (Atlantic Daylight Time).

This Circular has information on the business to be conducted at the meeting, executive compensation and our governance practices.

You will hear about CIBC’s 2017 performance and progress on our strategy. Board members and executive officers will be available to answer your questions.

You have the opportunity to vote on important matters and your vote is very important. Voting instructions are on pages 1 to 3 of this Circular.

You can also watch the meeting online through a live webcast at www.cibc.com, which will be archived on our website until the next annual meeting.

We thank you for your continued support of CIBC and look forward to your participation at the meeting.

Sincerely,

John P. Manley Chair of the Board	Victor G. Dodig President and Chief Executive Officer

Management Proxy Circular

Information in the 2018 Management Proxy Circular (the “Circular”) is as at February 9, 2018 and all dollar figures are in Canadian currency, unless indicated otherwise.

Table of Contents

1	Voting Information		43	Statement of Corporate		97	Other Information
				Governance Practices			97	Indebtedness of Directors
4	Business of the Meeting							and Executive Officers
	4	Financial Statements	60	Message to our Fellow Shareholders			97	Directors’ and Officers’
	4	Election of Directors						Liability Insurance
	4	Appointment of Auditors	63	Compensation Discussion			97	Indemnification
	5	Advisory Resolution on		and Analysis			98	Availability of Information
		Executive Compensation		63	Our Compensation		98	Vote Results and Minutes
		Approach			Philosophy, Practices			of Meeting
	5	Amendment to CIBC’s			and Governance		98	Contacting CIBC’s Board
		Employee Stock Option		65	Approach to Executive			of Directors
		Plan			Compensation		98	Trademarks
				72	2017 Performance and		98	Directors’ Approval
7	Shareholder Proposals				Compensation
				79	Talent Management and
13	Directors				Succession Planning
	13	Director Nominees		80	Inclusion and Diversity
	31	Director Compensation
			81	Compensation Disclosure
35	Board Committee Reports

 Glossary of Acronyms

AFV	Accounting Fair Value	MD&A	Management’s Discussion and Analysis
AIF	Annual Information Form	MÉDAC	the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement)
AIP	Annual Incentive Plan	MRCC	Management Resources and Compensation Committee
AML	Anti-Money Laundering	NEO	Named Executive Officer
BPF	Business Performance Factor	NIAT	Net Income After Tax
Bps	basis points	NIX	Non-interest expense to revenue
CAMLO	Chief Anti-Money Laundering Officer	NPS	Net Promoter Score
CCO	Chief Compliance Officer	NYSE	New York Stock Exchange
CD&A	Compensation Discussion and Analysis	options	Stock Options
CEO	Chief Executive Officer	PCAOB	Public Company Accounting Oversight Board (United States)
CFO	Chief Financial Officer	PSU	Performance Share Unit
CM	Capital Markets	RMC	Risk Management Committee
COMR	Cost of Management Ratio	ROE	Return on Equity
CRO	Chief Risk Officer	RSAs	Restricted Share Awards
CSA	Canadian Securities Administrators	S&P	Standard & Poor
DSOP	Director Stock Option Plan	SARs	Stock Appreciation Rights
DSU	Deferred Share Unit	SBU	Strategic Business Unit
EPS	Earnings per Share	SEC	U.S. Securities and Exchange Commission
ESOP	Employee Stock Option Plan	SERP	Supplemental Executive Retirement Plan
ESPP	Employee Share Purchase Plan	SEVP	Senior Executive Vice-President
EXCO	Executive Committee	TDC	Total Direct Compensation
EY	Ernst & Young LLP	TSR	Total Shareholder Return
FSB	Financial Stability Board	TSX	Toronto Stock Exchange
IFRS	International Financial Reporting Standards
IPF	Individual Performance Factor
MD	Managing Director

Voting Information

Shareholder approval

At the meeting or through your proxy, we ask that you vote on:

•	the election of directors;
•	the appointment of the shareholders’ auditors;
•	an advisory resolution on our executive compensation approach; and
•	a resolution to amend our Employee Stock Option Plan.

Each of these matters requires the approval of a majority (more than 50%) of the votes cast in person or by proxy at the meeting.

Who can vote

You are entitled to one vote for each common share you own on February 12, 2018.

There were 444,353,461 outstanding common shares on February 12, 2018. Subject to certain restrictions in the Bank Act (Canada) (the Bank Act), these shares are eligible to be voted at the meeting.

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or a province;
•	the government of a foreign country or any political subdivision of a foreign country;
•	any agencies of these entities;
•	a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance; or
•	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

How to vote if you are a registered shareholder

If you hold shares that are registered directly in your name, then you are a registered shareholder. You may vote in person at the meeting or by proxy using the proxy form in your package.

Voting in person – If you plan to attend the meeting and vote in person, do not complete or return the proxy form. When you arrive at the meeting, please check in at the registration table.

Voting by proxy – If you prefer, you may vote by completing the proxy form and returning it to CIBC’s transfer agent, AST Trust Company (Canada). You can either mark your voting instructions on the proxy form or you can appoint another person as proxyholder to attend the meeting and vote your shares for you. Return your completed proxy by 9:30 a.m. (Eastern Daylight Time) on April 4, 2018 as set out below to ensure your vote is counted.

ONLINE: follow the instructions on your proxy form to vote online using the control number on your form;

EMAIL: scan both sides of your proxy form and email it to proxyvote@astfinancial.com;

FAX: fax both sides of your proxy form to AST Trust Company (Canada), at 416 368-2502 or 1 866 781-3111; or

MAIL: return your proxy form in the envelope provided or mail it to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department.

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Voting Information

How to vote if you are a non-registered shareholder

If your shares are registered in the name of an intermediary, such as a bank, broker or trust company, then you are a non-registered shareholder and your intermediary included a voting instruction form with this Circular. Since we do not have unrestricted access to the names of our non-registered shareholders, we may not have a record of your shareholdings.

You may vote your shares through your intermediary or in person at the meeting.

Voting through your intermediary – You may vote by following the instructions on the voting instruction form in your package and returning it to your intermediary. Your intermediary will vote your shares as you instruct.

Voting in person – If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration table. If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you appoint a proxyholder

If you want to appoint someone as your proxyholder to vote your shares for you, simply insert the person’s name in the blank space provided on the proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). The person you choose does not have to be a CIBC shareholder. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then John P. Manley, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your proxy form or voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions. You can vote:

FOR or WITHHOLD	• on each proposed nominee for election as a director • on the appointment of auditors
FOR or AGAINST	• the advisory resolution on executive compensation approach • the resolution to amend our Employee Stock Option Plan

Otherwise, you can let your proxyholder decide for you. If you or your proxyholder do not give specific instructions, your shares will be voted:

FOR

•       the election as directors of all nominees listed in the Circular

•       the appointment of Ernst & Young LLP as auditors

•     the advisory resolution on executive compensation approach

•     the resolution to amend our Employee Stock Option Plan

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Voting Information

Your proxyholder may also make decisions for you on amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement of your request (or by authorizing your lawyer in writing to sign a statement) and sending it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 9:30 a.m. (Eastern Daylight Time) on April 4, 2018 or by delivering it to the registration table before the start of our meeting on April 5, 2018.

Confidentiality

To protect the confidentiality of your proxy, AST Trust Company (Canada) counts proxies and tabulates the results independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

Solicitation of proxies

We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays the cost of proxy solicitation.

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Business of the Meeting

Financial Statements

The consolidated financial statements of CIBC for the year ended October 31, 2017 are in the

2017 Annual Report sent to shareholders and posted to CIBC’s website at www.cibc.com.

Election of Directors

There are 16 people being nominated to serve on CIBC’s Board until the earlier of the next annual meeting of shareholders or when the director retires from the Board. Information about the nominees starts on page 13.

Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002.

As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. For the 2017 audit period the Audit Committee's assessment considered such factors as (i) EY’s independence, objectivity and professional skepticism, (ii) the quality of their engagement team, (iii) the quality of their communications and interactions, (iv) the overall quality of the service provided; and v) a review of management’s evaluation. The Audit Committee concluded that they were satisfied with the quality of audit services provided by EY for 2017.

As a safeguard against the concern that the long tenure of the same external audit firm may create institutional familiarity threats which may impede the ability of the external auditor to exercise appropriate professional skepticism, the Audit Committee conducted a comprehensive review of EY in 2015. The Audit Committee concluded from this review that they were satisfied with the quality of audit services provided by EY. The lead audit partner also changed during 2017 complying with mandatory audit partner rotation requirements.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2017 and

October 31, 2016, are set out below.

Fees Billed by EY (unaudited, $ millions)	2017	2016
Audit fees(1)	21.1	16.4
Audit related fees(2)	2.6	2.2
Tax fees(3)	1.1	0.3
Other(4)	0.1	0.0
Total	24.9	18.9

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States) (PCAOB). 2017 audit fees includes those for CIBC Bank USA.
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.
(4)	Includes fees for non-audit services.

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Business of the Meeting

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under the heading “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form (AIF) dated November 29, 2017, and available at www.cibc.com.

Advisory Resolution on Executive Compensation Approach

You have the opportunity to vote for or against an advisory resolution on CIBC’s approach to executive compensation. Last year, shareholders voted 95% in favour of the advisory resolution. For information on CIBC’s approach to executive compensation and what the Board has done since the last annual meeting, see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” beginning on page 60. The resolution is below:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2018 Annual Meeting of Shareholders.

Your vote is advisory and is not binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee review the results of the vote when considering future executive compensation decisions. In addition, throughout the year, the Management Resources and Compensation Committee receives feedback from shareholders on compensation matters. When the Committee reviews our approach to executive compensation it considers shareholder feedback and any concerns that have been raised. If a concern is significant, we will disclose the Committee’s review process and the outcome of that review in our next management proxy circular.

The Management Resources and Compensation Committee, as well as the Board welcome questions and comments about executive compensation at CIBC. We encourage an open dialogue with shareholders and consider all shareholder feedback. See page 98 for information on how to contact a member of the Board.

The Board recommends that shareholders vote FOR the advisory resolution on CIBC’s approach to executive compensation.

Amendment to CIBC’s Employee Stock Option Plan

CIBC is seeking shareholder approval to increase the number of common shares available for issuance under the Employee Stock Option Plan (ESOP) so that CIBC can maintain a competitive deferred compensation program beyond 2018. CIBC established the ESOP in 1993 upon receiving shareholder and regulatory approval. Options are a form of deferred incentive designed to motivate eligible executives to create sustainable shareholder value over the long term. A description of the key terms of the ESOP can be found on page 87 of this Circular.

Since the ESOP was established, CIBC has evolved its stock option granting practices to enhance governance and align with best practices by:

•	eliminating grants of stock appreciation rights;
•	limiting eligibility for stock option awards to executives at the senior vice-president level and above;
•	amending the ESOP to introduce PSUs as a mid-term incentive plan to replace a portion of executive stock option grants;
•	introducing a clawback provision for misconduct;
•	limiting the dilutive effect of the ESOP by stabilizing the number of options granted; and
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Business of the Meeting

•	changing the vesting schedules of options from 25% in each of the first four years to 50% in each of the third and fourth years.

Shareholders have authorized the issuance of 42,634,500 common shares under the ESOP. As of October 31, 2017, 37,098,620 common shares had been issued pursuant to the exercise of options under the ESOP since its inception in 1993.

Currently, there are 3,971,310 options outstanding, leaving 1,564,570 common shares available for future option grants.

CIBC’s burn rate, overhang and dilution measures for the most recent fiscal year for all CIBC option plans are set out below and are within best practice guidelines:

Measure(1)	ESOP
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	0.90%
Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	1.26%
Burn Rate(2)
• total number of options granted in a fiscal year/weighted average number of common shares outstanding at the end of the fiscal year	0.23%
(1)	All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares) on October 31, 2017.
(2)	The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (947,453) by the weighted average number of common shares outstanding at the end of the fiscal year (412,635,591).

For more information, see page 85 of this Circular.

Based on the current number of options available for grant under the ESOP, the current burn rate and CIBC’s stock option granting practices, CIBC proposes increasing the number of common shares available for issuance under the ESOP by an additional 10 million common shares.

After giving effect to the proposed increase, the number of CIBC common shares that will be available for issuance under the ESOP (including to satisfy the exercise of currently outstanding options), after deducting CIBC common shares previously issued pursuant to the exercise of options under the ESOP, will be 15,202,404, representing 3.44% of the issued and outstanding common shares as at December 31, 2017 (or 3.67%, taking into account outstanding options under the PrivateBancorp Plans).

On November 30, 2017, the Board passed a resolution approving an increase in the number of common shares available for issue under the ESOP, subject to obtaining shareholder and regulatory approval. On February 5, 2018, the TSX conditionally approved the increase subject to shareholder approval. To be effective, the amendment to increase the number of shares available for issuance under the ESOP must be approved by a resolution passed by a majority of the votes cast by shareholders, in person or by proxy, at our shareholder meeting.

The Board recommends shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the proxy form or voting instruction form intend to vote FOR the following resolution:

RESOLVED THAT CIBC’s Employee Stock Option Plan be and is hereby amended to confirm that the number of CIBC common shares issuable pursuant to the exercise of options under CIBC’s Employee Stock Option Plan be increased by an additional 10,000,000 common shares, such that the reserve will be 52,634,500.

As noted above, this reserve of 52,634,500 includes 37,098,620 CIBC common shares previously issued pursuant to the exercise of options under the ESOP since its inception in 1993.

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Shareholder Proposals

Ms. Linda Schwey of Outremont, Québec, email: lindaschwey@gmail.com, submitted and withdrew a shareholder proposal regarding outsourcing following discussions with CIBC.

The Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca, submitted and withdrew four shareholder proposals following discussions with CIBC. At MÉDAC's request, the text of each proposal, MÉDAC's supporting arguments and CIBC's position are set out below.

Proposal No. 1 submitted by MÉDAC

Democratization of access to two director positions - It is proposed that the Board of Directors adopt a by-law allowing nominations from the general public for the positions of two directors to be elected by the shareholders, each for a one-year term or until a successor is elected or appointed.

Arguments

The purpose of such a nomination process is to broaden the sources for nominations of new directors and identify new talent that would not have been considered using traditional sources - referrals from management or a director, selection by a headhunting firm, or referrals from an influential shareholder holding more than 5% of the Bank’s shares.

To be nominated, an individual would have to meet the following requirements:

•	Be involved in the socio-economic environment;
•	Be supported by at least three groups representing the Bank’s stakeholders;
•	Be a director of a for-profit or not-for-profit organization;
•	Have the skills and experience the Bank requires of its directors;
•	Preferably be certified by an institute or college providing training for corporate directors. We note that over the past ten years thousands of people have taken courses specifically designed to prepare them to sit on boards of directors across the country.

Potential nominees could express their interest following a public call for nominations through the press and a notice on the Bank’s website. Whether a nominee meets the requirements should be determined by the Bank’s nominating committee. Nominees who pass the test would be included in the management proxy circular, with an indication that they came from the public call for nominations. The two individuals with the most votes would be elected and eligible for re-election each year up to a maximum cumulative term of office of twelve years.

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Shareholder Proposals

Note that we are well aware that nominees other than those found by management or board members can stand for election. However, assuming some have done so, we find it difficult to determine any profiles of directors who are nominated other than in the usual manner and would make a different contribution. We suggest that the annual report on the activities of the Bank’s nominating committee include efforts made to diversify their sources of nominees in order to identify the best talent for the Board of Directors.

This proposal is therefore aimed at developing a new source of nominations and to ensure that nominees who would provide a different viewpoint in decision-making can join the Board by setting aside two seats for them, provided the selection criteria are met.

Such a process is currently used by the Fonds de solidarité FTQ and allows the objectives behind this proposal to be achieved.

Board and management statement

CIBC is committed to effective corporate governance and engaging with our shareholders. In keeping with that commitment, the Board adopted a Proxy Access Policy in October 2017, which is posted on CIBC’s website. The Proxy Access Policy provides a mechanism by which qualifying shareholders may submit director nominations to be included in CIBC’s proxy circular, proxy and ballot. The Proxy Access Policy is aligned with the approach to proxy access in the Unites States, except where Canadian law requires us to comply with different requirements on share ownership.

CIBC's Corporate Governance Committee acts as the Bank’s nominating committee. The Committee's approach to director recruitment fosters a broad outreach and is supported by the Board Diversity Policy which recognizes the value that all aspects of diversity bring to the boardroom in gaining other perspectives and making better decisions for CIBC and its clients, shareholders and employees. When recruiting new directors, the board strives to enhance diversity while seeking the best candidates with the qualifications, skills and diversity of experiences the Board requires to fulfill its mandate. The Corporate Governance Committee creates a director candidate profile which outlines the desired set of skills and experiences and maintains a list of potential director candidates, from a variety of sources, including employees, clients and other stakeholders. CIBC shareholders, clients, employees and others may suggest director candidates for nomination at any time to the Chair of the Board who will ask the Committee to review the suggestion. The Committee also retains an external recruitment firm to help identify the broadest pool of candidates. See "Statement of Corporate Governance Practices, Nominating a new candidate for election" on page 50 and "Inclusion and Diversity" on page 56.

We believe these policies and processes support a sound approach to fostering a board that promotes different viewpoints in decision-making. Many of the nominees being put forward for election at CIBC's 2018 annual meeting of shareholders have the attributes identified in the proposal. See "Director nominee skills and experience" on page 31.

Therefore, we believe CIBC’s current approach to director recruitment achieves the objectives outlined in the proposal.

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Shareholder Proposals

Proposal No. 2 submitted by MÉDAC

Commitment to decarbonization - It is proposed that the Bank publish annually a brief report allowing its shareholders to assess its exposure to climate risk as well as its contribution to the transition toward a low carbon emissions economy. The TCFD’s recommendations should guide that disclosure.

Arguments

During a speech in Montréal, Timothy Lane, Deputy Governor of the Bank of Canada, said that climate change will fundamentally alter the Canadian economy. In his view, “adapting to a lower-carbon economy will likely mean more profound structural changes for Canada than for many other countries. Canada is an important producer of fossil fuels. Our manufacturing sector is closely linked to energy  - notably our automotive and aerospace industries.”

We believe that the Bank, like other Canadian banks, has an important role to play in this decarbonizing effort.

Basing ourselves on the work of the Task Force on Climate-related Financial Disclosures (TCFD), we propose that the Bank disclose annually:

•	its short, medium and long-term commitments in this regard along with the results achieved; and
•	its thoughts on the various scenarios considered to assess the impact of climate change on its operations and the steps taken to mitigate them.

Climate and environmental issues are increasingly at the heart of the new governance of our organizations. This disclosure should also cover the steps the Board of Directors has taken to integrate environmental and social factors into its governance.

Board and management statement

At CIBC, we believe that our environmental responsibilities and business objectives are connected and we conduct our business activities in an environmentally conscious manner through adherence to our Corporate Environmental Policy. Under that policy, we have committed to: protect and conserve the environment, safeguard the interests of CIBC’s stakeholders from unacceptable levels of environmental risk, and support the principles of sustainable development. In support of the Corporate Environmental Policy requirements, CIBC developed a greenhouse gas (carbon) risk management program. This program is designed to assess and manage the impacts (both positive and negative) of climate change and climate change-driven regulations on our business operations and those of our clients. An executive-level Environmental Management Committee is in place to provide their input on environmental strategy and oversight of CIBC's environmental initiatives.

CIBC began examining climate change issues in 2002. We disclose information related to carbon risk and opportunity on our website and in our Corporate Responsibility Report. In addition, we have been responding to the annual Carbon Questionnaire of CDP, formerly the Carbon Disclosure Project, since 2003 and we continue to do so. Our disclosure provides information on how CIBC manages risks and acts on opportunities related to carbon such as providing green financial services. Our disclosure also covers many of the June 2017 recommendations issued by the Task Force on Climate-related Financial Disclosures (TCFD). Several global banks are taking part in a pilot project to enable scenario-based analysis in a consistent manner across the banking sector, in accordance with TCFD recommendations. CIBC is monitoring this pilot project and once the results are made public, we will review and examine those results closely with a view to assessing the impact on our business objectives and our commitment to support the principles of sustainable development.

Therefore, we believe our current disclosure and internal processes meet the objectives of the proposal.

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Shareholder Proposals

Proposal No. 3 submitted by MÉDAC

Certification of sound commercial practices regarding the sale of financial products and services - It is proposed that the Board of Directors require its executives to sign a statement confirming they will comply with principles of loyalty, integrity and honesty in its customer relations, with disciplinary measures for failure to comply.

Arguments

During 2017, in close to 1,000 e-mails, employees of the Royal Bank, the Bank of Montreal, the Canadian Imperial Bank of Commerce, the Toronto-Dominion Bank and the Bank of Nova Scotia from across Canada told the CBC about the pressure they were under to achieve sales targets and the excessive supervision of them. That led the Financial Consumer Agency of Canada (FCAC) to launch a review of the commercial practices of financial institutions. The House of Commons Standing Committee on Finance also conducted hearings on this issue in June 2017.

Other than tarnishing the reputation of our banks, these revelations affect the value of our shares as we saw for the TD Bank - the price of its shares dropped by more than 5.5% when the situation was reported.

The shareholders and stakeholders of banks expect them to comply with the principles of loyalty, integrity and honesty in their customer relations and to take all necessary steps to control the risk of non-compliance with such principles.

Similar to the certificate executives are required to sign regarding the reliability of financial information, the goal of this statement would be to reassure the Bank’s shareholders and customers that management has set up policies regarding the sale of products and services that comply with principles of loyalty, integrity and honesty, that monitoring will provide reasonable assurance of compliance and that disciplinary measures are in place to deal with unacceptable conduct regarding the said principles.

False or misleading statements by executives who signed the Statement should also be subject to penalties.

Board and management statement

In 2017, there was media coverage focused on sales practices at Canada’s six banks.  In addition, the Financial Consumer Agency of Canada and the Office of the Superintendent of Financial Institutions announced an industry–wide review of sales practices at Canadian financial institutions, and CIBC participated in the examination of bank sales practices by the House of Commons Standing Committee on Finance. As we continue to build a client-focused bank, we welcome the discussion and input from key stakeholders, including our regulators, clients and shareholders. CIBC’s reputation and culture is grounded in a team that puts our clients at the centre of everything we do. For CIBC, this starts with tone at the top. From the most senior levels, we are committed to a culture that puts our clients first and upholds the highest standards of ethical and professional behavior. Our Code of Conduct reinforces this culture by setting principles and standards for employee behavior, so that our actions and words reflect our values of trust, teamwork and accountability. The employee behaviors covered by our Code of Conduct include acting with honesty and integrity; treating everyone with respect; avoiding conflicts of interest; protecting our brand, clients, investors and the environment; and using and safeguarding information and other assets.

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Shareholder Proposals

All employees, including our most senior executives, are bound by the Code of Conduct and are required to abide by it. Our Code also applies to temporary workers, contractors and service provider workers. Every year employees are required to participate in training on the Code of Conduct and attest that they have read, understood and will abide by it. Failing to comply with our Code of Conduct can result in disciplinary action, up to and including termination of employment for cause, without notice or pay instead of notice, in addition to possible civil, criminal or regulatory action.

Our Code of Conduct is reviewed by the Corporate Governance Committee and the Board every year. The Corporate Governance Committee also reviews a report each year on the administration of the Code. The Board is responsible for approving the Code of Conduct. One of the changes to our Code of Conduct during 2017 was to reinforce the need to act with integrity, transparency and respect in all dealings with CIBC clients and outlining what this means in practice. Any exceptions or waiver from the Code for certain executive officers would require approval by the Board or by a committee of the Board and would have to be disclosed promptly in accordance with legal requirements. To date, the Board has not been asked to approve such an exception or waiver, nor has a Board committee. Our Board members are subject to similar standards and an annual attestation process under the Code of Ethics for Directors, which is also reviewed by the Corporate Governance Committee and the Board each year.

In addition, our performance management system for all employees (including executives) is designed to reinforce appropriate practices, conduct and culture and to promote a client centered, advice-driven approach to financial services.

Proposal No. 4 submitted by MÉDAC

Disclosure of equity ratio - It is proposed that the Bank disclose the equity ratio used by the compensation committee in setting compensation.

Arguments

Since its inception, MÉDAC has been submitting proposals to assure shareholders that the compensation of the Bank’s CEO is established based on the value he creates while being reasonable and socially acceptable. One tool that can inform shareholders that this goal is being reached is the equity ratio or the difference between the CEO's total compensation and the median compensation of employees, which we call the equity ratio. Our demands and the prospect of disclosure of this information becoming mandatory in the United States led Canada’s six main banks to ask Meridian, a compensation adviser, to examine their practices for setting compensation which are based on comparisons of compensation among peers in various businesses, among other things. Although the conclusion of that study was favourable to the continued use of that method, Meridian pointed out that use of the equity ratio would provide further clarification as to whether executive compensation is appropriate.

Assuming that your compensation committee uses the equity ratio in setting the compensation of the Bank’s CEO and executives, we ask that the Board of Directors agree to disclose this information in the next management proxy circular. Like information indicating whether the compensation of the CEO and senior executives is aligned with our financial interests, information about the equity ratio would allow shareholders to determine whether employee compensation is keeping up with that of the Bank’s executives, since non-executive employees also contribute to the Bank’s performance. It would also allow them to judge whether the compensation granted to their management team is socially acceptable and whether it could adversely affect its reputation.

CIBC PROXY CIRCULAR	11

Shareholder Proposals

Board and management statement

CIBC is committed to paying compensation to our employees that is aligned with business and individual performance, and competitive with market practice.

MÉDAC has indicated in its proposal that the Meridian study supports the continued use of horizontal benchmarking (comparison to peers at companies with similar size and scope) and the addition of vertical pay ratios (also referred to as the equity ratio) in making executive compensation decisions. CIBC recognizes that both horizontal benchmarking and vertical pay ratios may provide context in setting executive pay and assisting in decision-making. In support of this, CIBC’s Management Resources and Compensation Committee (MRCC) reviews the vertical pay ratio each year along with other relevant information before making recommendations to the Board for incentive compensation awards to the CEO.

The Board believes it is important for shareholders to understand what CIBC pays its executives and why. CIBC’s executive compensation disclosure in our management proxy circular provides information required by law as well as additional information we believe helps shareholders make an informed decision in voting on CIBC’s advisory resolution on executive compensation. As well, CIBC currently discloses the number of full-time equivalent employees annually in the Annual Report and would continue in the future to publish the number of full-time equivalent employees annually in the Annual Report.

In our 2017 proxy circular, we explained how CIBC’s employee compensation program is consistent with Living Wage principles (sufficient income required by individuals and families based on actual costs of living in specific communities). See page 49 of CIBC’s 2017 proxy circular and the letter to shareholders for information on the internal review we completed to confirm that CIBC’s compensation approach is consistent with Living Wage principles. The review assessed our approach to base salary, incentive compensation and benefits for client facing roles against Living Wage data in larger Canadian urban markets. As a result of this review, the base salary structure in Canada was updated in fiscal 2016 to provide market pay adjustments to certain employees and reinforce our strategy of compensating all of our employees fairly.

In summary, CIBC will continue to ensure that compensation is aligned with business and individual performance and competitive with market practice, and will provide shareholders with the information necessary to evaluate executive compensation.

2019 Shareholder Proposal Deadline

The deadline for submitting shareholder proposals to be included in our Circular next year is November 24, 2018.

12	CIBC PROXY CIRCULAR

Directors

Director Nominees

The following pages provide information on each of the 16 persons being nominated for election as a director. Summarized below are key highlights of board composition, if the nominees put forward for election in this Circular are elected by shareholders.

Independence 94% (15/16)	Gender 44% women (7) 56% men (9)	Average tenure 7 years	Average age 61 years

Geographical mix 69% Canada (11) 31% U.S. (5)	2017 Overall attendance 100%	2017 Average votes FOR 99%	Senior leadership experience 100%

With the exception of Michelle Collins, who was appointed to the Board on June 23, 2017, each person being nominated was elected at the last annual meeting of shareholders on April 6, 2017.

For detailed information about the nomination process see the Statement of Corporate Governance Practices – “Director Nomination Process” and “Director Tenure” starting on page 50.

CIBC PROXY CIRCULAR	13

Directors

BRENT S. BELZBERG, Toronto, Ontario, Canada

Director since: 2005

Age: 67

Independent

2017 Shareholder votes in favour: 99.6%

2017 Overall meeting attendance: 100%

Committee

membership and

attendance:

• Board: 8/8

• Corporate
Governance

Committee: 6/6

• Risk Management

Committee: 6/6

		Skills:	• Leadership • Strategy • Financial Services • Risk Management/Risk Governance	• Human Resources/Compensation • Corporate Responsibility • Legal/Regulatory/Compliance
		Principal occupation: Senior Managing Partner, TorQuest Partners
		Experience: Mr. Belzberg is Senior Managing Partner of TorQuest Partners and has over 30 years of executive management experience in finance, acquisitions, corporate restructuring and operations. He has served on the board of a number of TorQuest investee companies. Mr. Belzberg is also a member of the Investment Advisory Board to the President of the University of Toronto and Chair of the Board of Sinai Health System.
		Education: Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

		Other public company board directorships during last five years
		None

CIBC equity - Mr. Belzberg meets the equity ownership guideline
Year	Shares(1) (#)	Deferred Share Units (DSUs)(2) (#)		Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	3,500	40,671		44,171	5,412,714	9.0x
2017	3,500	36,874		40,374	4,423,375	7.4x

14	CIBC PROXY CIRCULAR

Directors

NANCI E. CALDWELL, Woodside, California, U.S.A.

Director since: 2015

Age: 59

Independent

2017 Shareholder votes in favour: 98.0%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Risk Management Committee: 6/6

Skills:	• Leadership • Strategy • Human Resources/Compensation	• Corporate Responsibility • Information Technology
Principal occupation: Corporate Director
Experience: Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the U.S. from 1982 to 2001. Ms. Caldwell has served on a number of both public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. In addition to the public company directorships listed below, Ms. Caldwell is a member of the Technology Advisory Board of Bridge Growth Partners, LLC and has served as a director on private company boards including RedPrairie, Inc., now known as JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.
Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.
Other public company board directorships during last five years
Current:	Current committee memberships:
Citrix Systems, Inc. - since 2008	Compensation (Chair); Nominating and Corporate Governance
Donnelley Financial Solutions Inc. - since 2016	Compensation
Equinix, Inc. - since 2015	Governance
Talend - since 2017	Compensation; Nominating and Corporate Governance
Former:
TIBCO Software Inc. - 2011 to 2014
CIBC equity - Ms. Caldwell has until December 4, 2020 to meet the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	2,214	0	2,214	271,304	0.5x
2017	1,061	0	1,061	116,243	0.2x

Other:

Ms. Caldwell serves on five public company boards, including CIBC. She manages the demands on her time effectively for many reasons: different company year ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; the technology industry segment in which Citrix, Donnelley, Equinix and Talend operate and their smaller size create efficiencies for Ms. Caldwell in acting as director; differences in the number and duration of board meetings at these companies, as well as their location within North America, facilitate her attendance and performance; and Ms. Caldwell is committed to a career as a corporate director and does not have full-time employment. Ms. Caldwell’s strong performance as a CIBC director is reflected in the results of the annual Board evaluation process conducted by an external firm. Since joining the CIBC board, Ms. Caldwell has attended 100% of regularly scheduled Board and committee meetings. Ms. Caldwell is always well prepared for CIBC Board and committee meetings and her insights and expertise enhance the Board’s focus on technology and innovation.

CIBC PROXY CIRCULAR	15

Directors

MICHELLE L. COLLINS, Chicago, Illinois, U.S.A.
Director since: 2017 Age: 57 Independent 2017 Shareholder votes in favour: n/a 2017 Overall meeting attendance: 100% Committee membership and attendance: • Board: 3/3 • Risk Management Committee: 2/2		Skills:	• Leadership	• Financial Services
Principal occupation: President, Cambium LLC
Experience: Ms. Collins has been President of Cambium LLC, a Chicago-based business and financial advisory firm that serves small and medium-sized businesses since 2007. She brings 30 years of experience in corporate governance, investment banking, and private equity and has significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins served as a director of PrivateBancorp, Inc. from 2014 until it was acquired by CIBC on June 23, 2017. In addition to the public company directorship noted below, Ms. Collins is a director of CIBC Bancorp USA Inc., CIBC Bank USA, Health Care Service Corporation and Strategic Marketing Inc. She is a member of the Advisory Board of Svoboda Partners, LLC and Mather LifeWays and has served on several philanthropic and non-profit boards, including the Erikson Institute as Chair, the Chicago Public Library Foundation and the Museum of Science and Industry.
Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard University.
Other public company board directorships during last five years
		Current:		Current committee memberships:
		Ulta Beauty Inc. - since 2014		Audit; Nominating and Corporate Governance (Chair)
Former:
PrivateBancorp, Inc. - 2015 to 2017 (ceased to be a public company in 2017)

CIBC equity - Ms. Collins has until June 23, 2022 to meet the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	171	573	744	91,170	0.2x

16	CIBC PROXY CIRCULAR

Directors

PATRICK D. DANIEL, Calgary, Alberta, Canada

Director since: 2009

Age: 71

Independent

2017 Shareholder votes in favour: 99.8%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Corporate
Governance Committee: 6/6

• Management Resources and Compensation Committee: 6/6

		Skills:	• Leadership • Strategy • Human Resources/Compensation	• Corporate Responsibility • Information Technology
Principal occupation: Corporate Director
Experience: Mr. Daniel was President and Chief Executive Officer of Enbridge Inc. from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. Mr. Daniel is a past recipient of Canada’s Outstanding CEO of the Year award sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. In addition to the public company directorships listed below, Mr. Daniel is Chair of the North American Review Board of American Air Liquide Holdings, Inc.
Education: Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.
Other public company board directorships during last five years
		Current:		Current committee memberships:
		Cenovus Energy Inc. - since 2009 (Chair, 2017)		-
		Capital Power Corporation - since 2015		Health, Safety and Environment

CIBC equity - Mr. Daniel meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	1,000	19,307	20,307	2,488,420	4.1x
2017	1,000	17,509	18,509	2,027,846	3.4x

CIBC PROXY CIRCULAR	17

Directors

LUC DESJARDINS, Toronto, Ontario, Canada
Director since: 2009 Age: 65 Independent 2017 Shareholder votes in favour: 99.6% 2017 Overall meeting attendance: 100% Committee membership and attendance: • Board: 8/8 • Audit Committee: 6/6		Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Human Resources/Compensation	• Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations • Information Technology
		Principal occupation: President and Chief Executive Officer, Superior Plus Corp.
		Experience: Mr. Desjardins has been President and Chief Executive Officer of Superior Plus Corp., a Toronto based public company that provides propane distribution and marketing services and specialty chemical production, since 2011. Mr. Desjardins was an equity partner at The Sterling Group, LP from 2008 to 2011 and President and Chief Executive Officer of Transcontinental Inc. from 2004 to 2008. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC, a member of the Chief Executives Organization and a member of the 30% Club Canada.
		Education: Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.
		Other public company board directorships during last five years
		Current:		Current committee memberships:
		Superior Plus Corp. - since 2011		-

CIBC equity - Mr. Desjardins meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	11,366	243	11,609	1,422,567	2.4x
2017	11,033	0	11,033	1,208,775	2.0x

18	CIBC PROXY CIRCULAR

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada
Director since: 2014 Age: 52 Not Independent See “Director Independence” on page 47 2017 Shareholder votes in favour: 99.7% 2017 Overall meeting attendance: 100% • Board: 8/8		Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources/Compensation • Corporate Responsibility • Public/Government Relations
		Principal occupation: President and Chief Executive Officer, CIBC
		Experience: Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 20 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Mr. Dodig also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig serves on the Board of the C.D. Howe Institute and is Chair of both the 30% Club Canada and the Catalyst Canada Advisory Board. In 2017, he was recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender-diverse and inclusive workplaces and boards. Mr. Dodig serves as Co-Chair of the St. Joseph’s Health Centre Toronto Foundation’s Promise Campaign.
		Education: Mr. Dodig holds a Masters of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, a Diploma from the Institut d’études politiques in Paris and a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College).
		Other public company board directorships during last five years
		Former:
		The Bank of N.T. Butterfield & Son Limited - 2011 to 2014

CIBC equity - Mr. Dodig meets executive share ownership guidelines(1)
Year	Shares (#)	Performance Share Units (PSUs) (#)	DSUs (#)	Total Shares/PSUs/DSUs (#)	Total Value of Shares/ PSUs/DSUs(2) ($)	Total as a multiple of share ownership requirement of 8x base salary
2017	17,845	102,417	23,290	143,552	16,301,799	16.3x
2016	17,659	74,174	0	91,833	9,229,236	9.2x

(1)       Mr. Dodig does not receive compensation for his services as a director. For more details on Mr. Dodig’s equity ownership, refer to “Equity ownership of NEOs at October 31, 2017” on page 84 of the Circular.

(2)       Amounts shown for 2017 and 2016 have been calculated using CIBC's share price on October 31, 2017 ($113.56) and on October 31, 2016 ($100.50), respectively.

CIBC PROXY CIRCULAR	19

Directors

LINDA S. HASENFRATZ, Guelph, Ontario, Canada

Director since: 2004

Age: 51

Independent

2017 Shareholder votes in favour: 95.3%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Management Resources and Compensation Committee (Chair): 6/6

		Skills:	• Leadership • Strategy	• Human Resources/Compensation • Corporate Responsibility
Principal occupation: Chief Executive Officer, Linamar Corporation
Experience: Ms. Hasenfratz has been Chief Executive Officer of Linamar Corporation since 2002. She is a member of the Royal Ontario Museum Board of Governors, a member of the Catalyst Canada Advisory Board, and founding Chair of the Philanthropy Leaders Cabinet - Guelph General Hospital. In addition to the public company directorships listed below, Ms. Hasenfratz is a director and Chair of the Business Council of Canada and was a member of the board of directors governing the Invictus Games Toronto 2017 Organizing Committee. She is a past recipient of Canada’s Top 40 Under 40 award, the Wilfrid Laurier Outstanding Leader award, the University of Manitoba 2014 International Distinguished Entrepreneur award, the Fraser Institute Founders Award 2016, the University of Victoria Distinguished Entrepreneur Award 2016, the Ivey Business Leader Award from Western University, was named five times as one of the 100 Leading Women in the Automotive Industry, was awarded the Ernst & Young Entrepreneur of the Year award for both Ontario and Canada in 2014 and, in 2016, was inducted into the Canadian Business Hall of Fame.
Education: Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at Western University and a Bachelor of Science (Honours) degree from the same institution.
Other public company board directorships during last five years
		Current:		Current committee memberships:
		Faurecia - since 2011		Management (Chair)
		Linamar Corporation - since 1998		-

CIBC equity - Ms. Hasenfratz meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	12,464	0	12,464	1,527,339	2.5x
2017	11,917	0	11,917	1,305,627	2.2x

Other:

Ms. Hasenfratz serves as Chief Executive Officer and director of Linamar Corporation, as well as a director of Faurecia and CIBC. She manages the demands on her time effectively for many reasons: different company year ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; complementary committee memberships on Faurecia and CIBC have enhanced performance in serving these companies effectively; the automotive industry segment in which Linamar and Faurecia operate creates efficiencies for Ms. Hasenfratz in fulfilling her roles on those companies; the timing of her appointments assisted in managing the learning curve associated with each new role (appointed as an executive officer and director of Linamar in 1998 and CEO in 2002, director of CIBC in 2004 and director of Faurecia in 2011); and differences in the number and duration of board meetings at the three companies facilitates her attendance and performance. Ms. Hasenfratz is a seasoned director and her strong performance as a CIBC director, committee member and committee chair is reflected in the results of the annual Board evaluation process conducted by an external firm. Since becoming a CIBC director 14 years ago, Ms. Hasenfratz has attended 99% of regularly scheduled Board and committee meetings. She coordinates her European travel schedule for Linamar and her Faurecia board meetings to facilitate her attendance. Ms. Hasenfratz is always well prepared for CIBC Board and committee meetings and is widely respected by fellow Board members for making informed and meaningful contributions to the decision-making process at these meetings.

20	CIBC PROXY CIRCULAR

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 62

Independent

2017 Shareholder votes in favour: 99.8%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Audit Committee (from April 6, 2017): 3/3

• Risk Management Committee (to April 6, 2017): 3/3

		Skills:	• Leadership • Strategy • Financial Services • Financial Expertise • Risk Management/Risk Governance	• Human Resources/Compensation • Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations
		Principal occupation: Corporate Director
		Experience: Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (Fulbright Canada).
		Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.
		Other public company board directorships during last five years
		None

CIBC equity - Mr. Kelly meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	6,202	10,205	16,407	2,010,514	3.4x
2017	6,202	7,879	14,081	1,542,714	2.6x

CIBC PROXY CIRCULAR	21

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, U.S.A.
Director since: 2016 Age: 56 Independent 2017 Shareholder votes in favour: 99.8% 2017 Overall meeting attendance: 100% Committee membership and attendance: • Board: 8/8 • Audit Committee: 6/6		Skills:	• Leadership • Financial Services	• Human Resources/Compensation • Information Technology
		Principal occupation: Executive Vice-President, Chief Operations Officer, First Data Corporation
		Experience: Ms. Larsen has been Executive Vice-President, Chief Operations Officer of First Data Corporation, a New York City based global payment technology solutions company, since 2013. Ms. Larsen was Executive Vice-President, Head of Process Improvement at JPMorgan Chase & Co. from 2012 to 2013, Head of Mortgage Servicing from 2011 to 2012, Chief Operating Officer, Treasury and Securities Services from 2009 to 2011, and Head of Shared Operations and Technology from 2006 to 2009. Before joining JPMorgan Chase, Ms. Larsen held several leadership roles at Citigroup for 12 years, including Head of Operations and Client Service for Smith Barney, Citigroup’s wealth management division, Co-head of Operations for the Global Corporate Investment Bank, and Head of Client Delivery for Global Transaction Services. She is a member of the Board of Trustees of Syracuse University and a member of the Borough of Manhattan Community College (CUNY) Foundation Board. Ms. Larsen was named one of the Most Influential Women in Payments for 2017.
		Education: Ms. Larsen holds a Master of Library Science degree from Syracuse University (University Fellow) and a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College.
		Other public company board directorships during last five years
		None

CIBC equity - Ms. Larsen has until April 5, 2021 to meet the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	2,949	0	2,949	361,370	0.6x
2017	1,164	0	1,164	127,528	0.2x

22	CIBC PROXY CIRCULAR

Directors

NICHOLAS D. LE PAN, Ottawa, Ontario, Canada

Director since: 2008

Age: 66

Independent

2017 Shareholder votes in favour: 99.7%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Management Resources and Compensation Committee: 6/6

		Skills:	• Leadership • Financial Services • Risk Management/Risk Governance	• Human Resources/Compensation • Legal/Regulatory/Compliance • Public/Government Relations
		Principal occupation: Corporate Director
		Experience: Mr. Le Pan was Superintendent of Financial Institutions for Canada from 2001 to 2006 and led the OSFI Supervision Sector, including the supervision programs for banks and other deposit-taking institutions from 1997 to 2000. He is Chair of the Canadian Public Accountability Board, which regulates auditors of public companies. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He was actively involved in Group of Thirty reports making recommendations on a new paradigm for relations between bank supervisors and boards enhancing oversight of risk culture and enhancing culture and conduct in systemically important banks.
		Education: Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.
		Other public company board directorships during last five years
		None

CIBC equity - Mr. Le Pan meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	2,763	8,470	11,233	1,376,492	2.3x
2017	2,029	8,095	10,124	1,109,185	1.8x

CIBC PROXY CIRCULAR	23

Directors

THE HONOURABLE JOHN P. MANLEY P.C., O.C., Ottawa, Ontario, Canada

Director since: 2005

Chair of the Board since: April 2015

Age: 68

Independent

2017 Shareholder votes in favour: 99.2%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

		Skills:	• Leadership • Strategy • Financial Expertise	• Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: Chair of the Board, CIBC President and Chief Executive Officer, Business Council of Canada
Experience: Mr. Manley has been President and Chief Executive Officer of the Business Council of Canada since January 2010. He was Counsel, McCarthy Tetrault LLP from 2004 to 2009. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is Chair of the Board of CIBC Bancorp USA Inc. and CIBC Bank USA. He is Honourary Chair of the Board of Directors of The Canadian Council for Public-Private Partnerships, a member of the Catalyst Canada Advisory Board, a member of the 30% Club Canada, and a member of the Advisory Board of Bridge Growth Partners, LLC.
Education: Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from six Canadian universities.
Other public company board directorships during last five years
		Current:		Current committee memberships:
		CAE Inc. - since 2008		Governance; Human Resources
		TELUS Corporation - since 2012		Corporate Governance (Chair); Pension
Former:
Canadian Pacific Railway Limited - 2006 to 2013

CIBC equity - Mr. Manley meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	0	33,340	33,340	4,085,484	6.8x
2017	0	28,243	28,243	3,094,303	5.2x

Other:

Mr. Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies) from May 26, 2004 to August 10, 2009 when he resigned. On January 14, 2009, the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA). Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

24	CIBC PROXY CIRCULAR

Directors

JANE L. PEVERETT, West Vancouver, British Columbia, Canada
Director since: 2009 Age: 59 Independent 2017 Shareholder votes in favour: 97.8% 2017 Overall meeting attendance: 100% Committee membership and attendance: • Board: 8/8 • Audit Committee (Chair): 6/6	Skills:	• Leadership • Strategy • Financial Services	• Financial Expertise • Legal/Regulatory/Compliance • Public/Government Relations
Principal occupation: Corporate Director
Experience: Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. She held progressively senior finance, regulatory and executive roles with Westcoast Energy Inc. from 1988 to 2003 and was President and Chief Executive Officer of Union Gas Limited from 2001 to 2003. Ms. Peverett is a director of the public companies listed below.
Education: Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.
Other public company board directorships during last five years
Current:	Current committee memberships:
Canadian Pacific Railway Limited - since 2016	Audit (Chair); Finance
Hydro One Inc. - since 2015	Human Resources; Nominating, Corporate Governance, Public Policy & Regulatory (Chair)
Northwest Natural Gas Company - since 2007	Organization and Executive Compensation; Public Affairs and Environmental Policy
Former:
Encana Corporation - 2003 to 2017
Postmedia Network Canada Corp. - 2013 to 2016
CIBC equity - Ms. Peverett meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	0	17,649	17,649	2,162,708	3.6x
2017	0	15,460	15,460	1,693,798	2.8x

Other:

Ms. Peverett was a director of Postmedia Network Canada Corp. (Postmedia) between April 2013 and January 2016. On October 5, 2016, Postmedia completed a recapitalization transaction pursuant to a court approved plan of arrangement under the Canada Business Corporations Act under which, approximately US$268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

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Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Age: 55

Independent

2017 Shareholder votes in favour: 98.8%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Corporate Governance Committee (Chair): 6/6

• Management Resources and Compensation Committee: 6/6

		Skills:	• Leadership • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources/Compensation • Information Technology
Principal occupation: Corporate Director
Experience: Ms. Stevenson serves on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. In addition to the public company directorships listed below, Ms. Stevenson is a member of the Board of Directors of St. Michael's Hospital Foundation.
Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.
Other public company board directorships during last five years
		Current:			Current committee memberships:
		CAE Inc. - since 2007			Audit; Governance
		Capital Power Corporation - since 2017			Audit; Corporate Governance, Compensation and Nominating
		Open Text Corporation - since 2008			Audit
Former:
Valeant Pharmaceuticals International, Inc. - 2010 to 2016

CIBC equity - Ms. Stevenson meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	15,597	0	15,597	1,911,256	3.2x
2017	15,155	0	15,155	1,660,382	2.8x

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Directors

MARTINE TURCOTTE, Verdun, Québec, Canada

Director since: 2014

Age: 57

Independent

2017 Shareholder votes in favour: 99.8%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Corporate Governance Committee: 6/6

• Risk Management Committee: 6/6

		Skills:	• Leadership • Corporate Responsibility • Legal/Regulatory/Compliance	• Public/Government Relations • Information Technology
		Principal occupation: Vice Chair, Québec, BCE Inc. and Bell Canada
		Experience: Ms. Turcotte has been Vice Chair, Québec of BCE Inc. and Bell Canada since 2011. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008 and was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is Chair of Théâtre Espace Go Inc., a member of the Board of Governors of McGill University, Montréal’s 375th anniversary and Montréal en Lumière and trustee of the Board of Governors of the Jewish General Hospital. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted to the Hall of Fame of the Top 100 Most Powerful Women in Canada and received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence.
		Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.
		Other public company board directorships during last five years
		Current:		Current committee memberships:
		Empire Company Limited/Sobeys Inc. - since 2012		Audit; Corporate Governance (Chair); Nominating (Chair)
		Former:
		Bell Aliant Inc. - 2011 to 2014 (ceased to be a public company in 2014)

CIBC equity - Ms. Turcotte meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	412	9,239	9,651	1,182,634	2.0x
2017	412	6,633	7,045	771,850	1.3x

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Directors

RONALD W. TYSOE, Naples, Florida, U.S.A.

Director since: 2004

Age: 64

Independent

2017 Shareholder votes in favour: 97.7%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Risk Management Committee (Chair): 6/6

Skills:	• Leadership • Strategy • Financial Expertise	• Risk Management/Risk Governance • Human Resources/Compensation • Legal/Regulatory/Compliance
Principal occupation: Corporate Director
Experience: Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP, a financial services firm, from 2006 to 2007. He was Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 to 2006 and Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. In addition to the public company directorships listed below, Mr. Tysoe is a director of CIBC Bancorp USA Inc. and CIBC Bank USA.
Education: Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.
Other public company board directorships during last five years
Current:	Current committee memberships:
Cintas Corporation - since 2008	Audit (Chair); Nominating and Corporate Governance
J.C. Penney Company, Inc. - since 2013	Corporate Governance (Chair); Lead Director
Scripps Networks Interactive Inc. - since 2008	Audit (Chair); Compensation
Taubman Centers, Inc. - since 2007	Audit (Chair); Compensation, Executive
Former:
Pzena Investment Management Inc. - 2008 to 2013
CIBC equity - Mr. Tysoe meets the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	6,000	33,492	39,492	4,839,350	8.1x
2017	6,000	30,791	36,791	4,030,822	6.7x

Other:

Mr. Tysoe serves on five public company boards, including CIBC. He manages the demands on his time effectively for many reasons: different company year ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; complementary committee memberships on Cintas, Scripps, Taubman and CIBC have enhanced performance in serving these companies effectively; the timing of his appointments (listed above) assisted in managing the learning curve associated with each new board; differences in the number and duration of board meetings at these companies, as well as their location within North America, facilitate his attendance and performance; and Mr. Tysoe is committed to a career as a corporate director and does not have full-time employment. Mr. Tysoe is a seasoned director and his strong performance as a CIBC director, committee member and committee chair is reflected in the results of the annual Board evaluation process conducted by an external firm. Since becoming a CIBC director 14 years ago, Mr. Tysoe has attended 97% of regularly scheduled Board meetings and 98% of regularly scheduled committee meetings. Mr. Tysoe is always well prepared for CIBC Board and committee meetings and the depth of his knowledge and expertise in financial and risk matters is highly regarded by the Board and senior management.

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Directors

BARRY L. ZUBROW, Far Hills, New Jersey, U.S.A.

Director since: 2015

Age: 64

Independent

2017 Shareholder votes in favour: 99.6%

2017 Overall meeting attendance: 100%

Committee membership and attendance:

• Board: 8/8

• Risk Management Committee: 6/6

		Skills:	• Leadership • Strategy • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations
		Principal occupation: President, ITB LLC
		Experience: Mr. Zubrow has been President of investment-management firm ITB LLC since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 35 years of financial services experience. At JPMorgan he served as Head of Corporate & Regulatory Affairs from January 2012 to 2013 and Chief Risk Officer from 2007 to 2012. At Goldman Sachs he served as Partner from 1988 to 2003, Chief Administrative Officer and Head of Operations and Administration Division from 1997 to 2003, and Chief Credit Officer from 1994 to 1999. In addition to the public company directorship noted below, Mr. Zubrow is a director of CIBC Bancorp USA Inc. and CIBC Bank USA, serves on the Advisory Board of the Promontory Financial Group (an IBM company), is a director and President of the Board of the Juvenile Law Center, a director of Berklee College of Music, and is a member of the Council on Foreign Relations.
		Education: Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers, a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.
		Other public company board directorships during last five years
		Current:		Current committee memberships:
		Arc Logistics LP - since 2013		-

CIBC equity - Mr. Zubrow has until April 23, 2020 to meet the equity ownership guideline
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2018	2,884	0	2,884	353,405	0.6x
2017	1,765	0	1,765	193,373	0.3x

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Directors

(1)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over at
February 9, 2018 (the date of information in our 2018 management proxy circular) and February 10, 2017 (the date of information in our 2017 management proxy circular).
(2)	“DSUs” refers to the number of deferred share units held by a nominee at February 9, 2018 and at February 10, 2017 under the director equity plans described on page 33.
(3)	“Total value of Shares/DSUs” for 2018 and 2017 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange (TSX) on December 29, 2017 ($122.54) and December 30, 2016 ($109.56), respectively.
(4)	The directors’ equity ownership guideline is six times the annual cash retainer of $100,000. “Total as a multiple of share ownership guideline of $600,000” is calculated by dividing “Total value of Shares/DSUs” by $600,000.

Board and committee meeting frequency and overall attendance in fiscal 2017

During fiscal 2017, all directors attended 100% of regular Board and committee meetings, as set out below. For individual director nominee attendance, see biographical information starting on page 14. For detail on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 52.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Regular	Special
Board	8	3	100%
Audit Committee	6	-	100%
Corporate Governance Committee	6	-	100%
Management Resources and Compensation Committee	6	-	100%
Risk Management Committee	6	5	100%

Attendance record of director not standing for re-election

Below is a summary of Board and committee meetings attended in fiscal 2017 by Mr. Gary Colter, who is not standing for re-election on April 5, 2018.

Board	Audit Committee	Corporate Governance Committee
8 of 8 (100%)	6 of 6 (100%)	6 of 6 (100%)

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At our last annual meeting, held on April 6, 2017, all of the director nominees attended.

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards. These standards incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules and Canadian Securities Administrators (CSA) corporate governance guidelines and are available at www.cibc.com. For detailed information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 47.

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Directors

Director nominee skills and experience

The table below shows the skills and experience of our director nominees in areas the Board considers important to CIBC.

Skills and Experience
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy	✓	✓		✓	✓	✓	✓	✓			✓	✓			✓	✓
Financial Services	✓		✓		✓	✓		✓	✓	✓		✓	✓			✓
Financial Expertise					✓	✓		✓			✓	✓	✓		✓	✓
Risk Management/Risk Governance	✓					✓		✓		✓			✓		✓	✓
Human Resources/Compensation	✓	✓		✓	✓	✓	✓	✓	✓	✓			✓		✓
Corporate Responsibility	✓	✓		✓	✓	✓	✓	✓			✓			✓		✓
Legal/Regulatory/Compliance	✓				✓			✓		✓	✓	✓		✓	✓	✓
Public/Government Relations					✓	✓		✓		✓	✓	✓		✓		✓
Information Technology		✓		✓	✓				✓				✓	✓

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group. CIBC's comparator group is comprised of Bank of Montreal, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, Sun Life Financial and the Toronto-Dominion Bank.

The Corporate Governance Committee reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also reviews the workload, time commitment and Board member responsibilities with the evolving complexity of CIBC businesses and its regulatory environment; the increasing engagement of directors with regulators and other stakeholders; and CIBC’s ability to remain competitive with its peers in attracting and retaining directors with the expertise and experience required for CIBC’s Board.

Based on the Committee’s review and recommendation in 2017, the Board approved the following changes with effect from May 1, 2017:

•	increasing the director retainer from $200,000 to $215,000 with the increase paid in equity;
•	increasing the independent Board Chair retainer from $400,000 to $425,000 with the cash component increasing from $150,000 to $195,000 and the equity component decreasing from $250,000 to 230,000 to align with the proportion of cash and equity for the director retainer;
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Directors

•	eliminating fees for special meetings in excess of four in a fiscal year; and
•	capping the foreign exchange rate for calculation of fees payable to directors who are U.S. citizens and reside in the U.S. at 1.4 Canadian dollars for each U.S. dollar.

Director compensation components

The table below sets out the components of director compensation for fiscal 2017(1). Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or deferred share units.

	November 1, 2016 to April 30, 2017	Effective May 1, 2017
Annual Retainers	($)	($)
Cash
Chair of the Board(2)	150,000	195,000
Other Directors(3)	100,000	100,000
Equity (deferred share units(4)/CIBC common shares)
Chair of the Board(2)	250,000	230,000
Other Directors	100,000	115,000
Committee Chair	50,000	50,000
Committee membership in excess of one(5)	15,000	15,000
Special Litigation Committee Chair(6)	20,000	20,000
Special Litigation Committee Member(6)	10,000	10,000
Meeting Attendance and Travel Fees
Ad-hoc committees (per meeting)	1,000	1,000
Travel (per trip)(7)	2,000	2,000
Special Board and/or standing committee in excess of four (per meeting)	1,000	-

(1)	CIBC directors who are U.S. citizens and whose primary residence is in the U.S. are paid their director compensation in U.S. dollars.
(2)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers.
(3)	Paid for service on the Board and one committee.
(4)	A deferred share unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.
(5)	Paid for service on each additional committee in excess of one (excluding special ad hoc committees and committee chairs).
(6)	The Special Litigation Committee was disbanded in February 2018.
(7)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

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Directors

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Director equity plans

CIBC has established the following equity plans to align the interests of directors with those of shareholders.

•	Non-Officer Director Share Plan – Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or DSUs.

•	Director Deferred Share Unit/Common Share Election Plan – Directors may elect to receive their equity compensation in either CIBC common shares or DSUs.

In January 2003, the Board determined that no further options would be granted to directors under the Non-Officer Director Stock Option Plan (DSOP). In November 2017, the Board terminated the DSOP.

Director compensation table

The table below sets out total compensation paid to independent directors during fiscal 2017.

	Fees Earned(2)							Allocation of Fees
			Committee
	Annual Retainer		Member	Meeting					Share-Based
Name(1)			and Chair	Attendance	Travel	All Other	Total		Common
(all figures in C$)	Equity	Cash	Retainers	Fees	Fees	Compensation	Compensation	Cash	Shares	DSUs
Brent S. Belzberg	107,500	100,000	15,000	1,000	4,000	-	227,500	-	-	227,500
Nanci E. Caldwell	140,397	130,838	-	2,532	15,788	-	289,555	149,158	140,397	-
Michelle L. Collins(3)	61,039	53,078	-	-	2,565	49,984	166,666	80,046	19,012	67,608
Gary F. Colter(4)	107,500	100,000	25,000	-	4,000	-	236,500	129,000	-	107,500
Patrick D. Daniel	107,500	100,000	15,000	-	12,000	-	234,500	127,000	-	107,500
Luc Desjardins	107,500	100,000	-	-	4,000	-	211,500	104,000	78,750	28,750
Gordon D. Giffin(4), (5)	67,110	67,110	21,767	-	8,124	163,015	327,126	260,016	-	67,110
Linda S. Hasenfratz	107,500	100,000	50,000	-	2,000	-	259,500	127,000	132,500	-
Kevin J. Kelly	107,500	100,000	-	2,000	4,000	-	213,500	-	-	213,500
Christine E. Larsen	140,397	130,838	-	-	15,788	-	287,023	64,532	222,491	-
Nicholas D. Le Pan(4)	107,500	100,000	10,000	-	12,000	-	229,500	122,000	107,500	-
John P. Manley(6)	240,000	172,500	-	-	-	59,658	472,158	59,658	-	412,500
Jane L. Peverett	107,500	100,000	50,000	-	12,000	-	269,500	109,000	-	160,500
Katharine B. Stevenson	107,500	100,000	50,000	-	4,000	-	261,500	154,000	107,500	-
Martine Turcotte(4)	107,500	100,000	30,625	2,000	10,000	-	250,125	-	-	250,125
Ronald W. Tysoe(7)	140,397	130,838	65,419	2,532	15,788	53,208	408,182	267,785	-	140,397
Barry L. Zubrow(4), (8)	140,397	130,838	13,084	2,532	21,156	43,534	351,541	211,144	140,397	-

TOTAL	2,004,737	1,816,040	345,895	12,596	147,209	369,399	4,695,876	1,964,339	948,547	1,782,990

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 81 for Mr. Dodig’s compensation as President and Chief Executive Officer.
(2)	Amounts paid in U.S. dollars to directors who are U.S. citizens and whose primary residence is in the U.S. were converted to Canadian dollars on the first Friday of the month the directors are paid using the spot exchange rate as reported by Bloomberg.
•	US$1.00 = $1.3068 on February 3, 2017
•	US$1.00 = $1.3776 on May 5, 2017
•	US$1.00 = $1.2664 on August 4, 2017
•	US$1.00 = $1.2827 on November 3, 2017
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(3)	Ms. Collins joined the Board June 23, 2017. She earned US$38,750 for serving as a director and Chair of the Audit Committee of CIBC Bancorp USA Inc. and CIBC Bank USA. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada’s exchange rate of US$1.00 = C$1.2899 reflecting the foreign exchange rate on the last trading day of fiscal 2017.
(4)	Fees paid for service on the Special Litigation Committee are included in the column “Committee Member and Chair Retainers”.
(5)	Mr. Giffin retired from the CIBC Board on April 6, 2017. He earned US$33,750 for serving as a director of CIBC Bancorp USA Inc. and CIBC Bank USA and US$80,000 for serving as a director of Atlantic Trust Company, N.A. Fees under “All other compensation” also include a US$10,000 donation made in his honour to a charity selected by Mr. Giffin, consistent with CIBC’s giving guidelines and the value of a retirement gift (C$3,390). U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada's exchange rate of US$1.00 = C$1.2899 reflecting the foreign exchange rate on the last trading day of fiscal 2017.
(6)	Mr. Manley earned US$46,250 for serving as Chair of the Board of CIBC Bancorp USA Inc. and CIBC Bank USA. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada’s exchange rate of US$1.00 = C$1.2899 reflecting the foreign exchange rate on the last trading day of fiscal 2017.
(7)	Mr. Tysoe earned US$41,250 for serving as a director and Chair of the Risk Committee of CIBC Bancorp USA Inc. and CIBC Bank USA. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada’s exchange rate of US$1.00 = C$1.2899 reflecting the foreign exchange rate on the last trading day of fiscal 2017.
(8)	Mr. Zubrow earned US$33,750 for serving as a director of CIBC Bancorp USA Inc. and CIBC Bank USA. U.S. dollar amounts have been converted to Canadian dollars for purposes of this disclosure using the Bank of Canada’s exchange rate of US$1.00 = C$1.2899 reflecting the foreign exchange rate on the last trading day of fiscal 2017.

Director equity ownership guideline

The Board expects directors to hold at least six times the annual cash retainer of $100,000 ($600,000) in CIBC common shares and/or DSUs. Directors are expected to reach this ownership level within five years after joining the Board.

Directors must take $115,000 of their $215,000 annual retainer (54%) in either CIBC common shares or DSUs. The Chair of the Board must take $230,000 of his $425,000 annual retainer (54%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the director equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs.

Each of the director nominees has met the share ownership guideline with the exception of Barry Zubrow (who joined the Board April 23, 2015), Nanci Caldwell (who joined the Board December 4, 2015), Christine Larsen (who joined the Board April 5, 2016), and Michelle Collins (who joined the Board June 23, 2017). Each of these nominees is acquiring equity under the director compensation program to reach the equity ownership guideline.

Each director nominee’s equity ownership interest in CIBC is set out in his or her biography on pages 14 to 30.

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Board Committee Reports

CIBC has four standing committees of the Board, each with a Board-approved mandate: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee. Each committee is satisfied that it fulfilled its mandate during fiscal 2017 and reports below on its mandate, key activities and membership. See page 55 for each committee’s participation in continuing director education during fiscal 2017.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 37 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Find the Committee Mandate at www.cibc.com

The primary functions of the Audit Committee are to: fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements as they relate to the Audit Committee mandate; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries. The Audit Committee has the ultimate responsibility for the internal audit function and oversees its performance.

The Audit Committee reviews, approves and/or recommends for Board approval:

•   Financial Reporting

✓ Integrity of CIBC’s financial statements and financial disclosures

✓ Annual and interim consolidated financial statements and MD&A and AIF

✓ External auditors’ report on the consolidated financial statements

✓ Any material changes in accounting policies and practices

✓ Annual financial statements of federally regulated financial institution subsidiaries

•    External Auditors

✓ Guidelines on hiring employees from the external auditors

✓ External auditors’ scope, terms of engagement and annual audit plan

✓ Selection and recommendation of external auditors, for appointment by shareholders

✓ Annual assessment of the qualifications, performance, effectiveness and service quality of the external auditors and the lead partner, considering:

–   their independence, objectivity and professional skepticism;

–    the quality of the engagement team;

–    the quality of their communications and interactions; and

–    the quality of their service.

✓ External auditors’ compensation

✓ External auditors’ annual report on their internal quality-control procedures

✓ Periodic comprehensive review of the external auditor at least every five years

✓ Rotation of external auditors’ lead partner

•   Internal Audit Function

✓ Internal Audit organizational framework and charter

✓ Appointment or removal of Chief Auditor

✓ Mandate, goals, effectiveness and independence of Chief Auditor and the Internal Audit function

✓ Periodic independent third party assessment of the Internal Audit function

✓ Internal Audit function’s annual audit plan including scope, the overall risk assessment methodology and overall design and operating effectiveness of internal control, risk management and governance systems and processes

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Board Committee Reports

•   Finance Function

✓ Finance organizational framework

✓ Appointment or removal of Chief Financial Officer (CFO)

✓ Mandate and goals of CFO and the effectiveness of CFO and the Finance function

✓ Periodic independent third party assessment of Finance function

•   Internal Controls

✓ Monitoring of internal control systems

✓ Effectiveness of the design and operation of internal control systems

✓ Fraud prevention and detection program

✓ Business continuity management and insurance programs

•   Whistleblowing Procedures

✓ Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•   Succession Planning

✓ Succession plans for the CFO and the Chief Auditor

2017 ACTIVITIES

Oversight of Risk Relating to Control Environment: The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including the integration of CIBC Bank USA and other acquisitions, the coordination between the Committee and the Risk Management Committee on the reporting of deficiencies and remediation activities, and the monitoring of the effectiveness of the three lines of defence model.

Oversight of Control Functions: The Committee continued to monitor the effectiveness of Internal Audit and Finance, with particular emphasis on the compliance by these functions with regulatory expectations. The Committee reviewed communications from regulators and monitored the adequacy of management’s response. The Committee also monitored succession planning for the CFO and Chief Auditor roles.

Oversight of Regulatory Developments: The Committee continued to monitor regulatory developments and guidance from OSFI, other Canadian and global regulators and standard setters and the Basel Committee on Banking Supervision, including new enhanced external auditor reporting requirements, updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking exercises.

Oversight of International Financial Reporting Standards (IFRS): The Committee continued its oversight over the adoption of new IFRS standards, including IFRS 9 Financial Instruments, and emerging IFRS accounting developments.

MEMBERSHIP

Each Committee member is independent and “financially literate” as required by the NYSE and the CSA and four members of the Committee are “audit committee financial experts” under the SEC rules.

•   Jane L. Peverett, Chair

•   Gary F. Colter

•   Luc Desjardins

•   Kevin J. Kelly

•   Christine E. Larsen

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Board Committee Reports

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 3101(Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee a formal written statement describing all relationships between EY and CIBC that may reasonably be thought to bear on independence as required by PCAOB Rule 3526. The formal written statement includes confirmation that EY is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and in compliance with PCAOB Rule 3520.

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2017 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee:
Jane Peverett, Chair, Gary Colter, Luc Desjardins, Kevin Kelly and Christine Larsen.

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Board Committee Reports

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the Statement of Corporate Governance Practices, starting on page 43, which describes the governance framework that guides the Board and management in fulfilling their obligations.

MANDATE Find the Committee Mandate at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the

Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

•   Corporate governance oversight

✓ Corporate governance framework and activities

✓ Processes for administering CIBC’s Disclosure Policy

✓ Corporate governance disclosure

•   Board and committee composition, performance and succession planning

✓ Nomination of directors

✓ Board size, qualifications and composition

✓ Criteria for committee selection

✓ Oversight of director development program

✓ Performance goals for the Chair of the Board

✓ Director compensation

✓ Mandates of the Board, Board Committees, Chief Executive Officer (CEO), Chair of the Board and Committee Chairs

✓ Performance evaluation of the Board, the directors, each committee and the Chair of the Board

✓ Director independence and director independence criteria

✓ Criteria for the tenure of directors

✓ Effectiveness of management reports to the Board and Board committees

•   Chair of the Board Succession

✓ Succession and emergency preparedness planning process for the Chair of the Board

•   Conduct and conflicts

✓ Policies relating to self-dealing and conflicts

✓ CIBC’s Code of Conduct for employees and contingent workers and Code of Ethics for Directors

✓ Policies relating to reputation risk (including customer complaints, privacy related risks and incidents, and Board and employee compliance with the Code of Ethics for Directors or Code of Conduct for employees), policies relating to timely disclosure of material information about CIBC and efforts to conduct its business in an ethical and socially responsible manner

✓ Conduct review committee for CIBC and certain federally regulated subsidiaries

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Board Committee Reports

2017 ACTIVITIES

Stakeholder Engagement: The Committee and Committee Chair continued to meet with regulators, shareholders and proxy advisory firms. Discussion topics included executive compensation, representation of women on boards, director effectiveness, overboarding and proxy access. Stakeholder engagement allows the Board to be responsive to governance matters that are important to CIBC and its stakeholders. In that spirit, the Board adopted a proxy access policy that outlines how shareholders can nominate directors to CIBC’s Board.

Director Continuing Education: Ongoing learning is an important part of how CIBC’s Board members remain current on key developments affecting Canadian banks. The Committee has supplemented its “catalogue” of individual director continuing education opportunities and site tours with a repository of current and historical director education material provided to the Board and its committees. Materials in the repository cover governance developments; anti-money laundering; unconscious bias; bitcoin and blockchain; derivatives; recovery and resolution planning; structured interest rate risk; market risk; and liquidity risk. In addition, individual Board members participated in a variety of external education sessions.

Board Diversity: The Board continues to demonstrate its ongoing commitment to diversity and proudly supports CIBC being a signatory to the new Catalyst Accord. The Committee is conscientious about fostering diversity among its committees. Three of the Board’s four committees continue to be chaired by women and each committee is comprised of at least 40% women. The Board exceeds its target of at least 30% women and at least 30% men on the Board. If the nominees put forward for election in this Circular are elected by shareholders, CIBC’s Board will be comprised of 44% women and 56% men.

Subsidiary Governance Oversight: The Committee approved a comprehensive global framework outlining CIBC’s approach to subsidiary governance and key principles that support CIBC Board oversight of CIBC’s subsidiaries. In connection with CIBC's acquisition of PrivateBancorp, Inc. the Committee was instrumental in identifying CIBC Board nominees to serve on the boards of CIBC Bank USA (formerly The PrivateBank and Trust Company) and CIBC Bancorp USA Inc. (formerly CIBC Holdco Inc.) and establishing linkages and interconnectivity among the parent and subsidiary boards to foster effective enterprise oversight, governance and information flow. The boards of these U.S. subsidiaries, comprised of nine members, include four current members and one former member of CIBC's Board, as well as two members of CIBC's senior executive team, with CIBC's Chair of the Board acting as board chair of the U.S. subsidiaries.

MEMBERSHIP	Each Committee member is independent. • Katharine B. Stevenson, Chair • Brent S. Belzberg • Gary F. Colter • Patrick D. Daniel • Martine Turcotte

CIBC PROXY CIRCULAR	39

Board Committee Reports

Report of the Management Resources and Compensation Committee

The Chair of the Management Resources and Compensation Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, beginning on page 60 of this Circular.

MANDATE Find the Committee Mandate at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital. This encompasses talent strategy, succession planning and total rewards; and their alignment with CIBC’s strategy of transforming to build a relationship-focused bank, while adhering to CIBC’s risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

•   Performance, Compensation and Employment Arrangements

✓ Performance goals and measures for the CEO, Executive Committee (EXCO) and other key officers

✓ Performance evaluation and compensation for the CEO, EXCO and other key officers

✓ CEO and senior executive appointments and employment arrangements, including compensation, for anyone at the level of Executive Vice-President and above or with total direct compensation above a certain level

•   Succession Planning, Executive Development, Human Capital Strategy and Culture

✓ Succession plans for the CEO, EXCO and other key officers

✓ Progress on broad-based leadership development initiatives and specific development plans of succession candidates for key leadership roles

✓ Material organizational changes and the alignment of human capital strategy and culture with CIBC’s business strategy

•   Compensation Philosophy, Policies, Plans, Risk, Incentive Funding and Ownership

✓ Amendments to compensation philosophy, material plans and material policies, and any other material amendments to principles or practices

✓ An independent report on material compensation plans to assess whether the plans operate as intended and compensation paid is appropriate based on actual business performance and risk

✓ Alignment of compensation with business performance and risk

✓ With risk input, annual incentive compensation and allocations for functional groups, strategic business units and key lines of business

✓ Equity ownership guidelines and actual holdings for all executives and

Managing Directors (MDs) in Wealth Management and Capital Markets

•   Benefits and Perquisites

✓ Pension investment performance, policies, material risks, beneficiary payments and governance

✓ New plans or material amendments to existing plans

✓ Executive perquisites

•   Internal Controls, Regulatory Compliance, Human Resources Risks

✓ Management’s assessment of significant human resources risks and effectiveness of related internal controls

✓ Compliance with the Financial Stability Board’s principles and standards and other regulatory requirements in the jurisdictions in which CIBC operates

•   Disclosure

      ✓ Executive compensation disclosure in the Circular

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Board Committee Reports

2017 ACTIVITIES

Succession Planning and Talent Management: In 2017, the Committee dedicated significant time on talent management and succession planning. An enhanced succession planning process was introduced. Discussions were focused on long-term succession planning for key leadership roles, including a specific focus on CEO succession planning.

The Committee and Board approved significant changes to the composition of the EXCO by providing key opportunities for EXCO development. Additional changes were made by moving executives across the bank to enhance the breadth of leadership experience and strengthen the leadership pipeline.

In 2017, CIBC partnered with a global survey provider to evolve its annual Employee Survey to change the focus from measuring employee commitment to employee engagement. Introducing these new measures has enabled CIBC to have a more holistic view of the employee experience and to realize greater value by seizing the opportunity to not only engage our employees, but also to enable and energize their efforts to drive our business priorities forward. Furthermore, this partnership allows for the comparison of CIBC's results and progress to the global survey provider's Canadian and global financial and high performing companies’ benchmarks. Results show that CIBC has come out strong compared to other financial services organizations benchmarked.

Compensation: The Committee and Board set challenging, stakeholder-aligned performance goals and measures for the CEO and EXCO members, ensuring variability of realizable pay based on performance while continuing to motivate our leaders to deliver long-term shareholder value within our risk appetite.

MEMBERSHIP	Each Committee member is independent. • Linda S. Hasenfratz, Chair • Patrick D. Daniel • Nicholas D. Le Pan • Katharine B. Stevenson

Report of the Risk Management Committee

MANDATE Find the Committee Mandate at www.cibc.com

The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. In addition, the U.S. Risk Management Committee oversees risks pertaining to the U.S. region.

•   Principal Business Risks

The Risk Management Committee reviews, approves and/or recommends for

Board approval:

✓ CIBC and business level risk appetite statements

✓ Management’s proposed risk limits

✓ CIBC’s capital plan, funding, risk profile and key frameworks and policies

✓ Risk assessment processes relative to new strategies, products or services

✓ CIBC’s Recovery and Resolution Planning

✓ Management’s assessment of Information Technology risk and governance activities

The Risk Management Committee reviews, on a regular basis, management’s reports on:

✓ Alignment of strategic plans with risk appetite statements

✓ Risk profile, the appropriateness and soundness of the risk culture, and management stress tests in relation to capital at risk

✓ Risk related aspects of year-end compensation recommendations

✓ Strategic and emerging risk issues and trends

✓ Compliance with the risk limits, frameworks and policies

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Board Committee Reports

•    Risk Management and Compliance Functions

The Risk Management Committee oversees:

✓ Organizational structure for CIBC’s independent Risk Management and

Compliance functions

✓ Mandate and goals of the Chief Risk Officer (CRO), the Chief Compliance
Officer (CCO) and the Chief Anti-Money Laundering Officer (CAMLO), and the assessment of the effectiveness of the CRO, CCO and the CAMLO

✓ Staff resourcing and financial plans and management’s assessment of the effectiveness of Risk Management and Compliance

✓ Annual Compliance plan

✓ Succession plans for the CRO, CCO and CAMLO

•   Compliance

The Risk Management Committee reviews:

✓ Management’s reports on regulatory compliance matters and effectiveness of CIBC’s compliance policies and programs

✓ Management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate

2017 ACTIVITIES

Risk Management Framework and Governance: The Committee reviewed CIBC’s risk management framework, including CIBC’s risk appetite statement and how it is translated into actionable measures for CIBC’s strategic business units (SBUs) and infrastructure groups, along with enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks. The Committee also reviewed refinements to various risk limits, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Planning.

Regulatory Compliance Framework and Governance: The Committee reviewed CIBC’s Regulatory Compliance Management (RCM) framework as set out in CIBC’s RCM Policy. The Committee also approved the Compliance Department’s Independent Oversight Activities and Compliance Program Improvement Initiatives planned for fiscal 2018 and reviewed the Compliance Department’s self-assessment of its effectiveness. The Committee continued to monitor global regulatory developments and guidance and compliance with regulatory requirements. The Committee also reviewed the CCO’s quarterly reports on Compliance as well as the Chief Anti-Money Laundering (AML) Officer’s annual report.

Top and Emerging Risks: The Committee reviewed management’s analysis of payments modernization in Canada, anti-money laundering, conduct risk, fraud risk and changing regulatory requirements. In addition, developments pertaining to top risk themes relating to cyber security, geopolitics, commodities (including oil and gas), NAFTA, China Brexit, and Canadian consumer debt were monitored on a regular basis. The Committee also reviewed reports on stress testing relative to macro-economic conditions including an assessment of capital adequacy.

Business Risk Reviews: The Committee reviewed presentations on the risks associated with various business activities including real estate secured lending, global commercial real estate lending, credit cards, unsecured personal lending, CIBC Wood Gundy, Services Portfolio, Retailer/Wholesaler Portfolio as well as reviews of CIBC FirstCaribbean International Bank and CIBC Mellon Trust Company.

MEMBERSHIP	Each Committee member is independent. • Ronald W. Tysoe, Chair • Brent S. Belzberg • Nanci E. Caldwell • Michelle L. Collins • Martine Turcotte • Barry L. Zubrow
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Statement of Corporate Governance Practices

CIBC's Corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. This statement of corporate governance practices was last reviewed and approved by the Board in February 2018.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, auditors and regulators.

CIBC PROXY CIRCULAR	43

Statement of Corporate Governance Practices

Key elements of our governance practices and where you can read more about them are highlighted below.

Governance Structure	The Board reviews and approves key governance documents annually: Statement of Corporate Governance Practices; Board of Directors Independence Standards; mandates of the Board of Directors, Chair of the Board, Board Committees, a Board Chair and the President and Chief Executive Officer; CIBC Code of Conduct; and Code of Ethics for Directors. You can find them at www.cibc.com or www.sedar.com.	46
Board Composition	16 director nominees are proposed for election at CIBC’s 2018 annual meeting. Biographies, including the skills and experience of each director nominee begin on page 14 of the 2018 Management Proxy Circular (the “Circular”).	46
Board Responsibilities	The Board’s key responsibilities include oversight of and decision-making on: strategy, risk management, human resources management, corporate governance, financial information, communications, Board committees and director development and evaluation.	46
Director Independence	All director nominees put forward for election at the 2018 annual meeting are independent except Victor Dodig, President and Chief Executive Officer of CIBC.	47
Director Nomination Process	The Corporate Governance Committee recommends candidates for nomination to the Board.	50
Director Tenure	A director retires on the earlier of 15 years after joining the Board or 75 years of age. Resignation triggers for a director include: • a material change in the status of his or her employment; • receiving more “withheld” votes than “for” votes; and • attending less than 75% of regularly scheduled Board and committee meetings.	51
Annual Board Evaluation Process	Every year the Board evaluates its performance and effectiveness and each director participates in an annual self-assessment and peer review process.	52
The Chief Executive Officer	The Mandate of the Chief Executive Officer (CEO) sets out the responsibilities of the CEO and is reviewed and approved by the Board annually.	53
The Chair of the Board	The Mandate of the Chair of the Board sets out the responsibilities of the Chair of the Board and is reviewed and approved by the Board annually.	53
Board Committees	The Board has four standing committees which report regularly to the Board. For more information about each committee’s 2017 activities, please see the Circular starting on page 35.	53
Board Access to Independent Advisors and Management	The Board, the Chair of the Board, a Board committee chair and Board committees may retain independent advisors if they wish, without consulting or obtaining approval of management.	54
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Statement of Corporate Governance Practices

Director Orientation and Continuing Education	The Board exceeded its target to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations with 13% dedicated to education in fiscal 2017.	54
Director Compensation	A director is expected to have $600,000 (six times the annual cash retainer) in CIBC common shares or deferred share units within five years after joining the Board. For more information regarding director compensation, please see the Circular starting on page 31.	56
Executive Compensation

CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards:

•   the Management Resources and Compensation Committee is responsible for all employee incentive compensation, not just senior officers;

•   the implications of risk taking are evaluated in determining compensation;

•   there is a higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and

•   there is a compensation clawback mechanism for misconduct and significant unexpected losses.

For more information regarding executive compensation, please see the Circular starting on page 60.

		56
Inclusion and Diversity	The Board and management believe it is imperative when executing CIBC's strategy to leverage individual differences that reflect the diverse background and demographics of CIBC's clients. CIBC has been one of Canada’s Best Diversity Employers for the past seven years. CIBC continues to enhance gender composition targets with women comprising: • 44% of directors being nominated this year; • 27% of Executive Committee members; and • 30% of executives.	56
Talent Management and Succession Planning	The Management Resources and Compensation Committee and the Board review succession plans within various time frames for all members of the Executive Committee, including the CEO.	57
CIBC Code of Conduct and Code of Ethics for Directors	Every year employees and contingent workers certify they are familiar with the Code of Conduct and adhere to it. Directors make the same certification on the Code of Ethics for Directors.	57
Corporate Responsibility	Find the CIBC 2017 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com.	58
Subsidiary Governance	The Enterprise Subsidiary Governance Framework guides the Board and management in overseeing CIBC's approach to subsidiary governance.	58
Stakeholder Engagement	Any stakeholder can contact the Board, the Chair of the Board, a Board committee or a director. Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices.	58

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Statement of Corporate Governance Practices

1. Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. The Board reviews and approves annually the mandates of the Board of Directors, Chair of the Board, Board Committees, a Board Chair and the President and Chief Executive Officer.

2. Board Composition

The composition of the Board and its committees is driven by legal requirements, the annual

Board evaluation process and CIBC’s strategic priorities.

Legal requirements – The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada) (the Bank Act), securities laws and stock exchanges on which CIBC shares are listed.

Board size – The Corporate Governance Committee has determined that the optimal Board size for effective decision-making is 14 to 16 non-management directors. Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively.

Director skill set and competency matrix - The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee updates the matrix regularly to reflect the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses his or her skills and experiences identified in the matrix. The Corporate Governance Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and determine committee composition.

The skills and experience of our director nominees in areas the Board considers important to CIBC are found on page 31 of the Circular.

3. Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, generally through the CEO, to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategy – The Board oversees the development of CIBC’s strategic direction and priorities. Throughout the year, the Board reviews updates and assessments from management on emerging trends, the competitive environment, risk issues and significant business practices and products, culminating in the Board’s review and approval of the strategic, financial and capital plans for the next fiscal year.

Risk management – With support from the Risk Management Committee and the Audit Committee, the Board approves CIBC’s risk appetite and oversees significant risks associated with CIBC’s businesses and operations, the implementation by management of systems, processes and controls to manage these risks and any significant deficiencies in the operation of these systems, processes and controls.

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Statement of Corporate Governance Practices

Human resources management – With assistance from the Management Resources and Compensation Committee, the Board reviews CIBC’s approach to talent strategy and development, succession planning and total rewards for the CEO and key management positions. The Board also approves compensation decisions for the CEO and other key management positions based on business performance, risk and control factors, and the extent to which management fosters a culture of integrity and inclusion.

Corporate governance – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s approach to corporate governance, director independence and codes of conduct for employees, directors and contingent workers.

Financial information – With assistance from the Audit Committee, the Board reviews the integrity of CIBC's financial statements, management's discussion and analysis and internal control over financial reporting.

Communications – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s overall communications strategy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. With assistance from the Corporate Governance Committee, the Board engages in an annual process to evaluate Board performance and develop action plans that improve Board effectiveness.

4. Director Independence

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:

•     reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

•     retaining advisors when needed for independent advice and counsel;

•     conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•     determining whether directors have a material interest in a transaction; and

•     appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock

CIBC PROXY CIRCULAR	47

Statement of Corporate Governance Practices

Exchange (NYSE) corporate governance rules and Canadian Securities Administrators corporate governance guidelines. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the U.S. Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s particular circumstances). These “immaterial relationships” include:

•    routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

•    the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and, as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of its members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers a number of factors in assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. In addition, a director is required to obtain approval from the Chair of the Board before joining a new public company board.

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Statement of Corporate Governance Practices

The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, many of which have different numerical limits on the number of boards a director may serve. The Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There are two interlocking board memberships among CIBC’s directors, which are set out below.

Company	Director	Committee Memberships
CAE Inc.	John Manley Katharine Stevenson	Governance; Human Resources Audit; Governance
Capital Power Corporation	Patrick Daniel Katharine Stevenson	Health, Safety and Environment Audit; Corporate Governance, Compensation and Nominating

The Corporate Governance Committee does not believe that these common board memberships impact the ability of these directors to act in the best interests of CIBC and do not impair their independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the Audit Committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

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Statement of Corporate Governance Practices

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

5. Director Nomination Process

Nominating a new candidate for election

The Corporate Governance Committee is responsible for recommending director candidates. When the Board decides to recruit a director, the Corporate Governance Committee creates a candidate profile outlining the desired set of skills and experiences that will deepen the Board’s collective skills and experiences in support of CIBC’s strategic priorities. The Corporate Governance Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. However, the Committee also maintains a list of potential director candidates based on recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

There are additional mechanisms for stakeholders to recommend director candidates;

•	Under the Bank Act shareholders may propose a director nominee to be included in CIBC's proxy circular, provided they hold 5% of CIBC's outstanding common shares.
•	Under CIBC’s Proxy Access Policy, which the Board adopted in fiscal 2017, qualifying shareholders may submit director nominations to be included in CIBC's proxy circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

•	A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder. Information on how to contact the Chair of the Board can be found on page 98 of the Circular.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate

Governance Committee reviews the director’s:

•	continuing integrity and suitability;
•	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;
•	compliance with CIBC’s Code of Ethics for Directors;
•	attendance at regularly scheduled Board and committee meetings; and
•	tenure on the Board.
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6. Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Under the Bank Act directors are elected by shareholders for a one-year term that expires at the next annual meeting. The maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event although, in rare circumstances, the Corporate Governance Committee might recommend a director for re-election after the expiry of his or her maximum term if it is in the best interests of CIBC to do so.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned Board member. This chart shows the amount of time that the director nominees for election at the 2018 annual meeting have been on CIBC’s Board. The average tenure of the director nominees is
7 years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

•	the director no longer satisfies the director qualification requirements under applicable law;
•	there is a material change in the status of the director’s employment;
•	the director accepts a role with a company or organization which could have a material conflict with CIBC;
•	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or
•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

A director must tender his or her resignation if the director receives more “withheld” votes than “for” votes at a meeting where shareholders vote on the uncontested election of directors (a “majority withheld vote”). An “uncontested election” means an election where the number of director nominees for election equals the number of directors to be elected. Unless there are extenuating circumstances, the Corporate Governance Committee would recommend that the Board accept the resignation. The Board would make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it was not accepted. The director who tendered the resignation would not take part in the decision-making process.

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Meeting attendance record

Regular Board and committee meetings are set about three years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice. See pages 14 to 30 of the Circular for information on Board and committee meeting attendance. During fiscal 2017, all directors attended 100% of regular Board and committee meetings. In addition, all of the nominees for election as directors at the 2017 annual meeting attended CIBC’s most recent annual meeting of shareholders.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director in special circumstances if in the best interests of CIBC.

7. Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

The evaluation includes:

•	a survey completed by each director;
•	a survey completed by senior executives on the performance of the CEO and the Board committees they support; and
•	individual one-on-one meetings between each director and the Chair of the Board.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership, the Board and CEO relationship, talent management and succession planning, strategy, compliance and risk management, stakeholder engagement, tone at the top, culture, director education, and board composition and operations. The survey also asks for input on areas of focus for the coming year.

One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Board on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development, and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. Each Board committee monitors progress against its action plan.

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8. The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs and the implementation of the resolutions and policies of the Board. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees, regulators and other stakeholders.

9. The Chair of the Board

The Chair of the Board facilitates the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include setting Board meeting agendas, chairing Board and shareholder meetings, leading director development, providing input on the integrity and suitability of potential director candidates, leading the Board in overseeing CIBC’s strategy, coordinating execution of the Board's mandate and action plans, providing Board feedback to the CEO and communicating with shareholders, clients, employees, regulators and other stakeholders.

10. Board Committees

The Board appoints each committee chair. The term of a committee chair is about five years. A chair is responsible for presiding over all meetings of that committee, coordinating execution of the committee’s mandate and action plans, working with management to develop and execute the committee’s annual work plan and providing the Board with reports on the committee’s key activities. In determining appropriate membership on committees, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring new ideas and insights.

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee’s mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; overseeing succession planning for the Chief Financial Officer (CFO) and the Chief Auditor and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee meets regularly with the external auditors, the CFO and the Chief Auditor. All Committee members are independent and four members are “audit committee financial experts” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for providing strategic oversight of CIBC’s human capital. This encompasses talent strategy, succession planning, and total rewards, and their alignment with CIBC’s strategy, risk appetite and control framework. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance practices, has duties relating to CIBC’s pension funds and oversees the preparation of the Compensation Discussion and Analysis in the Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, employment arrangements, performance objectives, performance evaluation, compensation, and succession plans for the CEO and other key management positions. All Committee members are independent.

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The Corporate Governance Committee is responsible for overseeing corporate governance and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries. The Corporate Governance Committee oversees CIBC’s governance framework; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with CIBC’s codes of conduct for employees, directors and contingent workers; and CIBC's subsidiary governance framework. All Committee members are independent.

The Risk Management Committee is responsible for defining CIBC?s risk appetite and overseeing CIBC?s risk profile and performance against its risk appetite. The Risk Management Committee oversees the identification, measurement, monitoring and control of CIBC?s principal business risks. The Risk Management Committee has specific responsibilities for all principal business risks; the design and effectiveness of CIBC?s independent risk management and compliance functions; and compliance with legal and regulatory requirements. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance Officer and Chief Anti-Money Laundering Officer. All Committee members are independent.

11. Board Access to Independent Advisors and Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to the Committee and does not work on any other CIBC mandate. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management.

12. Director Orientation and Continuing Education

CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments related to the director’s Board and committee responsibilities.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO and members of management. Management also hosts tours of CIBC businesses and operations. The committee chair arranges orientation sessions about the committee the new director joins. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

CIBC's Director Development Policy outlines CIBC's approach to continuing director education. During fiscal 2017, approximately 13% of agenda time was dedicated to educational presentations, exceeding the Board's goal of 10%. The Chair of the Board is responsible for

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coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways - at Board and committee meetings, in surveys completed for the annual board performance evaluations and through regular feedback to the Chair of the Board and committee chairs. Directors may attend all committee education sessions, even if they are not a member of that committee.

During fiscal 2017, directors participated in the following education sessions.

Attended	Session
Board	• Investor Community Perspective on CIBC • Bitcoin and Blockchain • Derivative Product Tutorial • Economic Environment • Unconscious Bias • Enterprise Data Hub • Anti-Money Laundering
Audit Committee	• Finance Transformation Project • FCIB Internal Control Environment • Cyber Security • Treasury Overview
Risk Management Committee

• CIBC U.S. Region Primer

• Commercial Real Estate and Construction

• Structural Interest Rate Risk Management

• Liquidity Risk Management

• Real Estate Secured Lending Portfolio

• Recovery and Resolution Planning

• Payments Modernization

• Canadian Bail-in Regime

• Market Risk

• Emerging and Known Risks

Management Resources and Compensation Committee	• Stakeholder Engagement and Regulatory Updates • U.S. Executive Compensation Trends • Market Performance and Pay Trends
Corporate Governance Committee	• Governance Regulatory Developments

In addition, the Board fosters continuing education by each director individually, outside of Board and committee director education sessions. Each quarter directors receive an updated catalogue of internal and external educational opportunities. Individual director education consists of external courses; regular education presentations by internal and external experts; one-on-one sessions between a director and an internal or external expert on a specific topic; tours of CIBC businesses and operations; and educational reports posted to the Board website. CIBC pays the cost of all director continuing education relating to CIBC.

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13. Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee may use an external advisor for advice on its director compensation policy and practices.

14. Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluation and compensation of members of the Executive Committee and other key officers. When making incentive compensation decisions, the Management Resources and Compensation Committee looks at a number of factors which include CIBC’s financial performance and sustainability of earnings; adherence to CIBC’s Risk Appetite Statement and controls; progress on client experience metrics; and individual performance against goals approved by the Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, CRO, Senior Executive Vice-President Client Connectivity and Innovation and the Chair of the Risk Management Committee when it reviews and recommends Board approval of incentive compensation funding for CIBC and the allocations to strategic business units and key lines of business. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for the CEO, Executive Committee members and other key officers, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15. Inclusion and Diversity

CIBC is committed to a fair and inclusive work environment where diverse ideas and perspectives are valued. The Board and management believe it is imperative when executing CIBC’s strategy to leverage individual differences that reflect the diverse background and demographics of CIBC’s clients and employees including age, gender, ethnicity, religion, ability, sexual orientation and experiences.

The Board has a diversity policy which recognizes the value that all aspects of diversity bring to the boardroom in gaining other perspectives and making better decisions for CIBC and its clients, shareholders and employees. This policy outlines the Board's commitment to diversity among its members.

On gender diversity, the Board continues to meet its target of at least 30% women and 30% men on the Board and continues to promote gender diversity with women comprising:

•	44% of directors being nominated this year;
•	27% of Executive Committee members; and
•	30% of executives.

Board processes - The Board Diversity Policy is supported by a culture that values and fosters diverse perspectives. The Board assesses its diversity through the annual board evaluation process to understand all aspects of diversity on the Board, including the diversity of skills and experiences. See “Annual Board Evaluation Process” on page 52. In addition, when recruiting new directors, the Board strives to enhance diversity while seeking the best men and women candidates with the qualifications and range of skills and experience needed to fulfill its mandate. The Corporate Governance Committee establishes director selection criteria and assesses the skills, diversity, competencies and experiences of Board members annually. This assessment helps the Corporate Governance Committee measure progress on its diversity objectives. See “Board Composition – Director skill set and competency matrix” on page 46.

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Tone at the top - The Board and CIBC’s President and CEO, Victor Dodig, set the “tone at the top” on inclusion and diversity. CIBC’s Board committees are comprised of at least 40% women and three of those committees are chaired by women: the Audit Committee, the Management Resources and Compensation Committee and the Corporate Governance Committee.

CIBC is proud of its representation on organizations that further inclusion and diversity:

•	Mr. Dodig is Chair of the 30% Club Canada and fellow directors John Manley and

Luc Desjardins are members.

•	Mr. Dodig is Chair of the Catalyst Canada Advisory Board and fellow directors

John Manley and Linda Hasenfratz are members.

•	Mr. Dodig was named 2017 Catalyst Canada Honours Champion.

For more information, see “Inclusion and Diversity” on page 80 of the Circular and CIBC’s 2017 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com.

16. Talent Management and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business.

The Committee and the Board review regular updates on the progress of our talent strategy and the strength and diversity of our pipeline of future leaders. At least once a year, the Board reviews succession plans for the CEO and EXCO members in an emergency situation and across various time frames. The Committee and management also discuss talent deeper in the pipeline, but with potential over a longer (eight plus years) horizon to develop into senior roles in the organization.

The Management Resources and Compensation Committee reviews the succession plans of the CEO and a number of positions identified as critical roles; the Audit Committee reviews the succession plans of the CFO and the Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO and the Chief Compliance Officer.

The Management Resources and Compensation Committee is confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver growth.

17. CIBC Code of Conduct and Code of Ethics for Directors

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct sets out the principles and standards for our behavior and applies to all employees of CIBC and its wholly owned subsidiaries, as well as temporary agency workers, contractors and service provider workers delivering services to CIBC (“contingent workers”). The Code of Ethics for Directors applies to all members of the Board. These codes establish the standards that govern the way employees, contingent workers and directors deal with each other, CIBC’s shareholders, clients, suppliers, competitors and communities. The codes cover several topics such as acting with honesty and integrity; treating everyone with respect; ensuring a work environment free from discrimination and harassment, in particular sexual harassment; avoiding conflicts of interest; protecting CIBC’s brand, clients, investors and the environment; and using and safeguarding CIBC information and other assets. Every year, employees are required to participate in training on CIBC's Code of Conduct and attest that they have read, understood and will abide by it. Similarly, directors are required to attest annually that they have read, understood and will abide by CIBC’s Code of Ethics for Directors.

CIBC’s Code of Conduct encourages employees and contingent workers to speak up if they become aware of a violation of the code by raising their concern so that it can be investigated and addressed. There are multiple ways violations can be reported, including directly to the employees’ manager or Corporate Security, and anonymously and

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confidentially by calling CIBC’s Ethics Hotline or writing to the Chief Executive Officer, any member of the Executive Committee, or any member of the Board.

Any changes to the codes are reviewed by the Board for approval. The Board or a committee of the Board may grant an exception or waiver to a director or certain executive officers if warranted, and the exception or waiver must be disclosed promptly as required by law. No exception or waiver has been granted to date.

18. Corporate Responsibility

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility. The Corporate Governance Committee reviews policies which describe CIBC’s efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s codes of conduct for employees, directors and contingent workers, client complaint processes, privacy matters, and the Board’s stakeholder engagement framework. The Risk Management Committee reviews and approves CIBC’s frameworks and policies on the identification and control of a variety of risks. This review includes CIBC’s Reputation Risk Management Framework.

At CIBC, corporate responsibility includes climate change which CIBC recognizes as an important environmental issue. We are committed to understanding and responsibly managing the regulatory and physical impacts of climate change on our business. You can find information on our policies and programs relating to climate change in our 2017 Corporate Responsibility Report and Public Accountability Statement as well as our Environmental Performance webpage, both at www.cibc.com.

19. Subsidiary Governance

CIBC’s Board and committees have an important subsidiary oversight role under CIBC’s Enterprise Subsidiary Governance Framework. This framework sets out the key principles underlying CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units and control and governance functions; CIBC Board oversight; subsidiary board oversight; and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee, 2017 Activities, Subsidiary Governance Oversight” on page 39 of the Circular for information on the committee’s work in establishing oversight responsibilities, linkages, interconnectivity and information flow among the boards of CIBC and certain U.S. legal entities.

20. Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is an important part of being a relationship-focused bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Communication strategy – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, investors,

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analysts, the media, community and government. The Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and others in the investment community to talk about CIBC’s approach to governance, risk governance, talent management, executive compensation and emerging governance practices.

Whistleblowing and Confidential Ethics Hotline – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for the reporting and investigation of concerns raised by CIBC employees, contingent workers or others (e.g., clients, suppliers and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. In addition, CIBC employees, contingent workers and others can report concerns through the Ethics Hotline about irregular business activities or behavior that may expose CIBC to reputation risk, including but not limited to, fraud, integrity of financial reporting, ethics, actual or potential violations of CIBC’s Code of Conduct, or violations of a law or regulation. Reports to the Ethics Hotline are confidential and callers can choose to remain anonymous.

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management can meet shareholders, clients and employees. The meeting is also conducted as a live webcast, so that all shareholders can participate.

‘Say on Pay’ – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in the Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee reviews the results of this vote when considering future executive compensation decisions.

Hearing from shareholders – CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. CIBC’s Investor Relations department welcomes dialogue with shareholders and potential investors.

Contacting CIBC’s Board of Directors

Anyone may contact the Board, the Chair of the Board, a Board committee or a director by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario
M5L 1A2.

We encourage you to support CIBC’s efforts to go green by accessing these materials at www.cibc.com.

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Message to our Fellow Shareholders

At CIBC, we are transforming to build a relationship-focused bank. In 2017, we executed on our three strategic bank-wide priorities: focusing on our clients, innovating for the future and simplifying our bank.

Aligning executive compensation with shareholder interests is one of the Board’s principal responsibilities. We strive to accomplish this by linking executive compensation to the successful achievement of our strategy, while adhering to our risk tolerance.

This premise forms the basis of our compensation philosophy. Our compensation practices support good governance and mitigate against excessive risk taking. You can read about our compensation philosophy, practices and governance in more detail starting on page 63 of the Compensation Discussion and Analysis (CD&A).

2017 strategic priorities and link to executive compensation

Our Priorities

Focusing on our clients We continue to shift our culture and drive towards our vision of being the leader in client relationships.	Innovating for the future We are investing in technologies that meet our clients’ ever-evolving needs and improve their banking experience.	Simplifying our bank We are simplifying our bank to free up resources for reinvestment and make CIBC more efficient.

We strongly believe that the collective power of our 45,000 team members focused on executing our priorities, anchored in our culture and our brand, will result in long-term strategic growth and sustainable shareholder value.

These three priorities are embedded in our executive compensation approach. We incorporate a direct link to our strategy through the measures that comprise the Business Performance Factor (BPF), which, in addition to individual performance, determines the incentive compensation awards for all executives. The BPF is based on CIBC’s financial performance measured by our adjusted earnings per share (EPS), client experience measured by our IPSOS Net Promoter Score (NPS) and simplification and efficiency measured by our adjusted non-interest expense to revenue (NIX) ratio. For example, the NPS, which directly relates to building a relationship-focused bank, has a 20% weighting in the BPF and the resulting incentive compensation awards for all executives. You can read more about our variable incentive plan design starting on page 69 of the CD&A.

Our 2017 performance

2017 was another strong year for CIBC including record financial results and the completion of two key acquisitions. We also continued to make good progress towards building a strong, innovative and relationship-focused bank that delivers sustainable growth to our shareholders.

Each of our businesses made progress in respect of our strategic priorities. You can read about their performance in detail in our 2017 Annual Report. In summary, we:

•	delivered record total bank earnings, including adjusted net income of $4.7 billion(1) and adjusted EPS of $11.11(1), 10.2% above target, resulting in adjusted EPS growth of 8.7%;

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2017 Annual Report. We use the non-GAAP measures of adjusted EPS and adjusted NIX as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in “Assessing financial performance and determining compensation” on page 71.

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•	increased our common share dividends by 6.9% and delivered an adjusted return on equity (ROE) of 18.1%(1), and, after completing our U.S. acquisitions, maintained a strong Basel III Common Equity Tier 1 capital ratio of 10.6% at October 31, 2017;
•	reduced our NIX ratio, a key measure of our operating efficiency, by 80 basis points (bps), from 58.0%(1) to 57.2%(1) on an adjusted basis, and 100 bps better than target, as we continue to simplify, transform and innovate our bank for the future while driving profitable growth for our shareholders;
•	made progress on our client experience metrics, as measured by the NPS, but still have work to do. To that end, we have made some key strategic changes on this front, as discussed on the next page;
•	managed risk well, operating within our risk capacity and with most of our Risk Appetite Statement measures performing in alignment with our limits; and
•	had strong performance across CIBC in our key talent measures with high scores in two key indicators: employee engagement, which was 7% above the global financial services norm; and how likely our employees are to recommend CIBC as a place to work and do business, which was 10 points higher than 2016.

Based on CIBC’s fiscal 2017 performance, the calculated BPF was 112.3%. The Board approved a qualitative adjustment of -4.3% based on CIBC’s performance relative to our peer group. As further explained on page 72 of the CD&A, after this discretionary reduction, CIBC’s final fiscal 2017 BPF was 108%.

As demonstrated, our executive compensation framework continues to successfully align with and motivate our executives to achieve these strong results.

We made great strides in advancing our North American growth strategy with two acquisitions:

•	On June 23, 2017, we acquired Chicago-based PrivateBancorp, Inc. and its subsidiary, The PrivateBank and Trust Company (subsequently rebranded as CIBC Bank USA), a high quality, middle market commercial bank for total consideration of US$5 billion; and
•	On August 31, 2017, we acquired Geneva Advisors, a Chicago-based independent private wealth management firm, for approximately US$179 million. Geneva Advisors has a strong reputation for client focus, making it a good strategic fit with CIBC and our U.S. operations.

These acquisitions represent a significant achievement for CIBC. They expand our U.S. presence and advance our client-focused strategy by providing cross-border banking and wealth management capabilities to our clients.

2017 CEO pay

Based on CIBC’s strong 2017 performance and Mr. Dodig’s performance against his individual goals, Mr. Dodig earned Total Direct Compensation (TDC) of $8.94 million for fiscal 2017, which was $0.94 million or 11.7% above his TDC target of $8.00 million. Mr. Dodig’s incentive compensation of $7.94 million is comprised of a cash bonus of $2.38 million, grants of Performance Share Units (PSUs) of $4.45 million and stock options (options) having a compensation value of $1.11 million. Mr. Dodig’s PSUs remain subject to future vesting conditions including relative ROE and Total Shareholder Return (TSR) performance. The Committee and Board believe that their decisions with respect to Mr. Dodig’s pay are supported by his performance in leading CIBC to a year of record financial results, while successfully completing strategic U.S. acquisitions to strengthen our North American platform.

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2017 Annual Report. We use the non-GAAP measures of adjusted EPS and adjusted NIX as elements in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this Circular on page 71.

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Message to our Fellow Shareholders

2017 CEO ownership

Mr. Dodig is a significant shareholder in CIBC. As of December 31, 2017, he owned 20.1 times his base salary in CIBC equity. Mr. Dodig’s personal investment in CIBC common shares and vested share units is $5.04 million and unvested share units is $15.07 million at December 31, 2017, which includes his fiscal 2017 PSU grant of $4.45 million. These substantial ownership levels create significant long-term alignment with shareholders’ interests and mitigate against excessive risk taking.

Advancing our talent strategy

Overseeing succession planning and talent management is one of our most important roles and in 2017 your Committee and Board spent significant time discussing our approach to CIBC’s Executive Committee (EXCO) succession planning and future strategic capabilities.

As part of our talent strategy, we made some key changes to the EXCO to increase CIBC’s strategic focus on our clients and strengthen our succession pipeline. Some highlights are:

•	further embedding a client-first culture by establishing a new strategic business unit (SBU) focused on client connectivity and innovation and headed up by a new executive, Deepak Khandelwal, Senior Executive Vice-President (SEVP) and Group Head, Client Connectivity and Innovation. Mr. Khandelwal brings deep understanding and experience in building client-first cultures. You can read more about him on page 77 of the CD&A;
•	enabling the execution of our strategy by re-organizing our SBUs and adding three new EXCO member roles, reporting directly to the CEO, to lead Commercial Banking and Wealth Management, Canada, Personal and Small Business Banking, Canada and Human Resources and Communications;
•	strengthening our succession pipeline by providing key development opportunities for our leaders;
•	living our commitment to diversity and advancing our representation of women in senior roles through the new EXCO changes, where the number of women at this most senior executive level, reporting directly to the CEO, has increased from one to three; and
•	developing our next generation of leaders through further organizational changes to support the new structure, with more than 40 leaders changing roles across our bank with the goal of exchanging ideas and experiences and further strengthening our team.

At CIBC, we continue to foster collaborative leadership, engage employees, advance inclusion and diversity, and instill a client-focused culture to build the bank of the future. In 2017, we announced our new global headquarters at CIBC Square which will become home to 15,000 members of our team. This new urban campus will provide a workplace that is modern, engaged and flexible, fostering collaboration, community and teamwork, thereby enabling our team to perform at their best and deliver the full power of our bank to our clients.

Also in 2017, we were proud that our CEO was named Catalyst Canada Honours Champion for his transformational leadership in advancing inclusive workplaces. Following this recognition, Mr. Dodig was named Chair of the Catalyst Canada Advisory Board, further reinforcing his strong and vocal advocacy for gender diversity in the workplace and his active support for the advancement of women to executive roles and on boards.

CIBC’s Committee and Board are very proud of the performance of our bank. We believe that our executive compensation and talent management programs are key to our current and future success. On behalf of the Committee and the Board, we thank you for your support. We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Sincerely,

Linda S. Hasenfratz Chair, Management Resources and Compensation Committee	John P. Manley Chair of the Board

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Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program and explains how CIBC pays its executives and how we determined fiscal 2017 compensation for our named executive officers (NEOs).

Our Compensation Philosophy, Practices and Governance

At CIBC our approach to compensation is based on three key principles:

Reward performance that is aligned with CIBC’s strategic priorities, risk appetite, evolving regulatory environment and the creation of sustainable shareholder value	Support CIBC’s ability to attract, motivate and retain the right talent	Pay for performance and encourage behaviours aligned with CIBC’s values of trust, teamwork and accountability

The following section describes how we reflect good governance and risk mitigation in our compensation programs. More details are provided in the following pages.

Compensation Governance Practices
✓	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards as adopted globally by regulators
✓	Align performance measures with CIBC’s Board-approved strategic plan
✓	Apply upside limits to individual incentive awards
✓	Align the vesting of compensation awards with the time horizon of risks
✓	Define minimum deferral levels and set minimum equity ownership levels for material risk takers
✓	Use performance and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances
✓	Determine compensation for employees in control functions independently from the performance of the business segments they oversee
✓	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses
✓	Assess the appropriateness of compensation by stress-testing different compensation scenarios and back-testing realizable pay
✓	Determine realizable and realized pay using relative and absolute metrics
✓	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment)
✓	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months
✓	Ensure the Committee’s independent advisor provides advice on executive compensation matters, has the power to challenge recommendations from management and does not perform other work for CIBC
X	Do not re-price or backdate options, or discount options at the time of grant
X	Do not allow hedging designed to monetize or reduce market risk associated with equity-based compensation
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Compensation Discussion and Analysis

Committee composition

Members of the Committee, Linda Hasenfratz (Chair), Patrick Daniel, Nicholas Le Pan and Katharine Stevenson bring diverse skills and experiences that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate. These include leadership, human resources/compensation, risk management and risk governance.

For information on the experience and educational background of the Committee members standing for re-election, see our director nominee biographies starting on page 14 and “Director nominee skills and experience” on page 31. For information on director education sessions provided to Committee members in fiscal 2017, see page 54.

Independent advice

The Committee has engaged Pay Governance LLC (Pay Governance) and its predecessors since 2006 to provide independent analysis and advice to the Committee on all executive compensation matters including compensation targets and annual compensation recommendations for the CEO and EXCO members.

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance. Pay Governance has not provided other services to CIBC in those years. As a result, the Committee believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

Executive Compensation	2017		2016
	(US$)	(%)	(US$)	(%)
Related Fees
For Committee Work	190,000(1)	100	193,459(1)	100
For Management Work	—	—	—	—

(1)	The 2017 fees equate to C$248,425 and the 2016 fees equate to C$256,314 when converted to Canadian dollars at the average Bank of Canada exchange rate of US$1.00 = C$1.3075 for 2017 and US$1.00 = C$1.3249 for 2016.

The Committee and the independent advisor meet in camera without management at every meeting and the Chair of the Committee meets privately with the advisor before each meeting. These discussions contribute to the Committee’s effectiveness in overseeing compensation.

The Committee engages counsel and other advisors as required to provide expert advice or director education. The Committee also evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

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Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns business and individual performance with compensation and reinforces a strategy-driven and risk-controlled approach to compensation.

Key design features

Align with CIBC Strategy	Compensation is tied to our strategy of building a relationship-focused bank centered on our clients

Pay for Performance	Incentive compensation design reinforces “one CIBC team” aligned to overall bank performance, core SBU performance and individual accomplishments

Risk Management	Adherence to CIBC’s risk appetite and effective risk management objectives are considered in compensation design, incentive pool funding and individual payouts

Shareholder Interests	The creation of enduring shareholder value is emphasized by promoting share ownership for all employees and significant equity deferral for executives

Good Corporate Governance	All compensation programs are designed and delivered based on sustainable good governance practices

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Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation includes direct compensation (base salary and variable incentive award) and indirect compensation (benefits, perquisites and retirement programs). The Committee reviews these components regularly to assess market competitiveness and continued alignment to our compensation philosophy.

Compensation Element	Focus	Purpose	Form	Performance Period
Direct Compensation
Base Salary (Fixed)		Provide competitive fixed pay based on job scope, skills, experience and market competitiveness.	Cash	1 year
Variable Incentive Award

Align incentive compensation with business and individual performance.

Individual short-, medium- and long- term grant/awards are based on predetermined fixed percentages for cash and deferred equity-based awards.

	Short-term	Annual cash bonus rewards the achievement of business objectives.	Cash(1)	1 year
	Medium-term	Deferred incentive focuses on performance over the medium-term.	PSUs	3 years
	Long-term	Deferred incentive motivates eligible executives to create sustainable shareholder value over the long-term.	Options	3 to 10 years
Indirect Compensation
Benefits		Invest in the health and wellness of executives and employees.	Group benefit programs	-
Perquisites		The CEO and EXCO members receive a club membership, annual health assessment and car benefits as part of CIBC’s standard executive perquisite offering in Canada.	Annual allowance or reimbursement	-
Retirement Programs		Contribute to financial security after retirement.	Pension(2)	-

(1)	Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which payout only upon retirement, termination of employment or death.
(2)	A competitive pension arrangement (defined benefit plan or group Registered Retirement Savings Plan) is provided to all employees in Canada. A Supplemental Executive Retirement Plan (SERP) is provided to select executives at the level of Senior Vice-President and above (described on page 91). For executives that joined the SERP prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.
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Compensation Discussion and Analysis

Variable incentive award

Variable incentive awards are important in ensuring pay for performance alignment. Variable incentive awards for CEO and EXCO members are awarded in cash and deferred equity-based compensation as set out below:

Cash Incentive Award (Short-term)	Deferred Incentive Award (Medium-and Long-term)

30%	70%

Deferred Incentive Mix
PSUs (Medium-term)	Options (Long-term)
80%	20%

Deferred incentive award

Deferred incentive awards are used to align executive compensation with mid- and long-term shareholder interests. CIBC’s deferred equity-based incentive award is granted utilizing the following vehicles described below. More detail is provided starting on page 86.

Deferred Incentive Vehicle	Description
PSU (Medium-term)

•    PSUs vest and settle in cash at the end of a three-year performance period.

•    The percentage of PSUs which vest ranges from 75% to 125% depending on CIBC’s ROE and TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank.

•    ROE and TSR performance for CIBC and each peer bank are ranked from one (highest performance) to six (lowest performance) and based on CIBC’s ranking for each measure, over the three-year period, a performance factor is assigned using the following scale:

Rank	Performance Factor
1	125%
2	115%
3	105%
4	95%
5	85%
6	75%

•    The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage.

•    The final vesting percentage based on the performance factors is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and payout based on CIBC share value at that time. (See “2014 PSU vesting” on page 83 for actual calculation details.)

•    The Board has discretion to adjust the vesting percentage and may reduce it to 0%, if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance relative to the peer group.

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Compensation Discussion and Analysis

Deferred Incentive Vehicle	Description
Options (Long-term)	• Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term. • Future realizable value depends on shareholder value creation.
DSU (Long-term)

•    DSUs settle in cash when the executive leaves CIBC, based on CIBC share value at that time.

•    An executive can elect voluntarily to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience and further mitigates risk taking.

Establishing total direct compensation target

Total direct compensation includes an executive’s annual salary and variable incentive award. At the beginning of each year, management recommends for Committee review and Board approval a TDC target for the CEO and EXCO members. A target is revised only when there is significant change to a role or to market compensation for the role.

When reviewing TDC targets, the Committee considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role, and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions.

Peer group

Compensation targets for the CEO and EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CEO and EXCO roles are benchmarked against the other five major Canadian banks(1). For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group: Bank of Montreal, Bank of Nova Scotia, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Sun Life Financial and the Toronto-Dominion Bank.
(2)	As at October 31, 2017 for banks and September 30, 2017 for insurance companies.
(3)	Year ended October 31, 2017 for banks and trailing 12 months ending September 30, 2017 for insurance companies.
(4)	As at October 31, 2017 for banks and September 30, 2017 for insurance companies, as reported by Bloomberg.

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Compensation Discussion and Analysis

Pay mix

The charts show the compensation elements as a percentage of fiscal 2017 target TDC for the CEO and EXCO. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are best positioned to affect business results over the long term compared to EXCO functional group heads in Administration, Finance, Risk Management, Client Connectivity and Innovation, Human Resources and Communications, and Technology and Operations.

Establishing goals and assessing individual performance

At the beginning of each year, the Committee sets the annual performance goals and measures for the CEO and EXCO members and recommends the CEO’s goals and measures for Board approval. These goals align with CIBC’s strategic priorities and include financial performance, client experience, simplification and efficiency, culture and employee engagement. Each of these goals has specific absolute or relative measures of performance including financial performance and progress against client experience, diversity and employee engagement targets.

At the end of each year, the CEO and EXCO members complete self-assessments against their individual goals. The input from the self-assessment, together with the absolute or relative measures of performance, input from the CEO in the case of EXCO members and input from key stakeholders and the Committee is used to determine the final year-end assessment. This assessment also includes a review of compliance with CIBC’s risk, audit and compliance objectives. The Committee and Board review the performance of the CEO and EXCO members against the goals and measures, approve the final performance assessment and assign an Individual Performance Factor that is used in determining the executive’s incentive compensation award. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan (also known as the Annual Incentive Plan) for all executives, including the CEO and EXCO members, was designed to provide transparency around how incentive awards are determined and to strengthen the link between pay and performance. The variable incentive plan components are described below:

(1)	Annual Incentive Plan (AIP) target, expressed as a percentage of base salary;
(2)	Business Performance Factor (BPF); and
(3)	Individual Performance Factor (IPF).

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Compensation Discussion and Analysis

An executive’s AIP award is determined using these three components, as described below:

AIP Award	=	Annual Base Salary Earnings	X	AIP Target (% of base salary)	X	BPF	X	IPF

The AIP award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the AIP award may be reduced to zero to ensure pay for performance alignment.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing total direct compensation target” on page 68.

Varies by role, market and executive job level.

Determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Committee and Board have the ability to make adjustments at their discretion.

Determined based on individual performance assessed against strategically aligned goals as described under “Establishing goals and assessing individual performance” on page 69.

IPFs for the CEO and EXCO members are reviewed by the Committee and approved by the Board.

Business Performance Factor

The BPF can range from 0% to 125% and is based on performance relative to metrics aligned to CIBC’s strategic priorities with a focus on financial performance, client experience and improving operating efficiencies. The performance measures and relative weighting used to determine the BPF for the CEO and EXCO are set out below:

Performance Measure	Measure Description	Weight
Adjusted CIBC EPS vs. Plan	Measure of profitability, broadly applicable across all business groups and aligned with creating shareholder value	60%
IPSOS NPS vs. Peer Group	Measure of client experience directly aligned to our client-focused strategy	20%
Adjusted CIBC NIX Ratio vs. Plan	Measure of operational efficiency that reflects how effectively we spend money to earn revenue	20%

In addition to these performance measures, the CEO, Committee and Board have discretion to adjust the calculated BPF based on qualitative factors described below:

•	results vs. peers to assess performance relative to peers based on key shareholder measures such as TSR and EPS growth;
•	risk, to ensure compensation is aligned with risk appetite and objectives by considering risk outcomes with adjustments being made only to reduce the BPF (or individual awards);
•	unexpected outcomes and other items that either should be included or excluded from performance that determines the BPF; and
•	any other factors the Committee or the Board consider appropriate.

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Compensation Discussion and Analysis

Assessing financial performance and determining compensation

In assessing financial performance, the Chief Financial Officer (CFO), the Chief Risk Officer (CRO), the Committee and Board review results on a reported basis (in accordance with International Financial Reporting Standards) and an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted results remove items of note from reported results. The adjusted measures, such as adjusted EPS and adjusted NIX, are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes. A reconciliation of GAAP to non-GAAP measures is disclosed in the non-GAAP Measures section starting on page 14 of CIBC’s 2017 Annual Report.

Risk Management Committee (RMC) and input from the CFO and the CRO

The Committee works closely with the RMC and receives input throughout the year from the CFO and the CRO. The Committee and the RMC, with input from the control function heads, assess the alignment of business performance with CIBC’s risk appetite.

In addition, the Committee and RMC review a report that includes information about individual risk and compliance issues arising during the year and the recommended impacts to performance assessment and compensation. Following this, if applicable, the Committee approves any changes to performance assessment and compensation recommended by the CEO for EXCO members and recommends for Board approval any such adjustments for the CEO.

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Compensation Discussion and Analysis

2017 Performance and Compensation

2017 BPF

CIBC’s fiscal 2017 adjusted EPS was a record high of $11.11(1), 10.2% above target and 8.7% higher than fiscal 2016. Contributing to this were adjusted revenue and adjusted net income which were 8.5% and 13.7% higher than fiscal 2016, respectively and 3.4% and 10.3% above target.

Operating efficiency, measured by the adjusted NIX ratio, was 57.2%(1), an improvement of 80 bps compared to fiscal 2016 and 100 bps better than target. This improvement is a result of our continued focus on simplification and efficiency initiatives.

Our NPS for fiscal 2017, relative to our peers, was below target. We made meaningful progress towards our NPS objective but we still have work to do. This result is reflected in the initial calculation of the BPF and is one of the factors that contributed to a downward BPF adjustment as noted below.

Based on CIBC’s fiscal 2017 performance, the calculated BPF was 112.3%. The Board approved a qualitative adjustment of –4.3% based on CIBC’s performance relative to our peer group. After this discretionary reduction, CIBC’s final fiscal 2017 BPF was 108%. There were no material risk incidents and therefore no risk adjustment was made to the BPF.

This BPF, along with the assessment of individual performance, formed the basis for 2017 NEO TDC which is described in detail below.

2017 NEO compensation

CIBC’s NEOs are the CEO, the CFO and the three most highly compensated executive officers in fiscal 2017.

Mr. Dodig

As the President and CEO of CIBC, Mr. Dodig is responsible for developing and executing CIBC’s Board-approved strategy and leading the day-to-day operations of CIBC.

The Board set Mr. Dodig’s IPF at 105% for successfully leading CIBC in delivering on our key strategic priorities of client focus, innovation and simplicity, and achieving record financial results while successfully establishing a platform for our North American expansion with the acquisitions of PrivateBancorp, Inc. and Geneva Advisors. These acquisitions were brought to fruition in a challenging environment and create a strong foundation for our growth strategy.

In 2017, under Mr. Dodig’s leadership, CIBC successfully launched several client-centric innovations core to the Bank’s strategy, including Simplii Financial (a direct banking platform).

Mr. Dodig continued the transformation of CIBC’s culture through his leadership and was recognized as Catalyst Canada Honours Champion for his advancement of inclusive workplaces. In fiscal 2017, our employee engagement score was 7% above the global financial services norm and our measure of how likely our employees are to recommend CIBC as a place to work and do business was 10 points higher than fiscal 2016. Mr. Dodig demonstrated his commitment to succession planning and diversity with the recent EXCO changes where the representation of women at the SEVP level has increased from one to three. Mr. Dodig was also instrumental in CIBC maintaining a strong capital position and achieving the highest ROE of the major Canadian banks in 2017.

(1)	Adjusted results are non-GAAP measures and are discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2017 Annual Report. We use these non-GAAP measures of adjusted EPS and adjusted NIX as an element in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing financial performance and determining compensation” section of this circular on page 71.
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Compensation Discussion and Analysis

The Board approved a fiscal 2017 AIP award for Mr. Dodig of $7.94 million, a 2% increase over fiscal 2016. The details are provided in the table below.

		Pay Element	2017		2016
AIP Target (% of base)	700	($ unless otherwise noted)	Target	Actual	Actual
		Cash	2,100,000	2,381,400	2,338,050
AIP Target ($)	7,000,000	PSUs	3,920,000	4,445,280	4,364,360
		Options	980,000	1,111,320	1,091,090
IPF (%)	105	Total AIP	7,000,000	7,938,000	7,793,500
		% of Target AIP		113.4	119.9
BPF (%)	108	Base Salary	1,000,000	1,000,000	1,000,000
		TDC	8,000,000	8,938,000	8,793,500
AIP Award ($)	7,938,000	% of Target TDC		111.7	117.2

Mr. Dodig’s fiscal 2017 TDC target of $8.00 million increased from $7.50 million in fiscal 2016 and the percentage of his AIP that is deferred remained at 70%.

CEO realized and realizable pay

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The chart compares the current value of compensation awarded to CIBC CEOs since 2008 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart including the CEO’s realized and realizable TDC pay values for each year. From fiscal 2008 to 2017, the current value of $100 invested by a shareholder is generally greater than the value of $100 in compensation awarded to CIBC’s CEO.

The current value of the CEO awards as at December 31, 2017 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and
(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

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Compensation Discussion and Analysis

Year	CEO	TDC Awarded(1) ($)	A Realized Pay(2)	B Realizable Pay(3)	A+ B = C Current Value	Period	To CEO(4) ($)	To Shareholders(5) ($)
2008	McCaughey	8,160,000	13,497,068	-	13,497,068	10/31/2007 to 12/31/2017	165	176
2009	McCaughey	6,240,000	8,417,525	-	8,417,525	10/31/2008 to 12/31/2017	135	311
2010	McCaughey	9,337,000	12,186,401	-	12,186,401	10/31/2009 to 12/31/2017	131	258
2011	McCaughey	10,010,000	15,948,358	-	15,948,358	10/31/2010 to 12/31/2017	159	195
2012	McCaughey	9,244,000	14,030,954	-	14,030,954	10/31/2011 to 12/31/2017	152	194
2013	McCaughey	9,299,000	12,699,151	-	12,699,151	10/31/2012 to 12/31/2017	137	177
2014	McCaughey	8,793,700	8,793,700	-	8,793,700	10/31/2013 to 12/31/2017	100	149
2014	Dodig	4,728,820	4,689,441	711,473	5,400,914	10/31/2013 to 12/31/2017	114	149
2015	Dodig	8,149,650	3,502,376	7,107,305	10,609,681	10/31/2014 to 12/31/2017	130	124
2016	Dodig	8,793,500	3,338,050	9,118,479	12,456,529	10/31/2015 to 12/31/2017	142	121
2017	Dodig	8,938,000	3,381,400	4,924,442	8,305,842	10/31/2016 to 12/31/2017	93	115
						Weighted Average	133	166

(1)	TDC Awarded for performance during the fiscal year. Mr. Dodig’s 2014 TDC reflects 10.5 months in his previous role as the Group Head of Wealth Management and 1.5 months in the role of CEO.
(2)	Realized Pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.
(3)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.
(4)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.
(5)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records, CIBC’s treasury function and liaising with CIBC’s investors.

The Board approved Mr. Glass’ IPF of 103%, as recommended by the CEO. Mr. Glass made a solid contribution to CIBC’s strong performance in fiscal 2017 in respect of its key strategic priorities and risk appetite targets. During the year, he led significant change as Finance continued its transformation into an organization that will better support CIBC’s strategy in the future. Mr. Glass also provided key financial support to the U.S. acquisitions in fiscal 2017 and exceeded most key employee engagement targets for the functions under his leadership.

Based on the AIP calculation formula described previously, the Board approved a fiscal 2017 AIP award for Mr. Glass of $2.17 million, a 2% increase over fiscal 2016. The details are provided in the table on the following page.

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Compensation Discussion and Analysis

		Pay Element	2017		2016
AIP Target (% of base)	260	($ unless otherwise noted)	Target	Actual	Actual
		Cash	585,000	650,760	637,650
AIP Target ($)	1,950,000	PSUs	1,092,000	1,214,752	1,190,280
		Options	273,000	303,688	297,570
IPF (%)	103	Total AIP	1,950,000	2,169,200	2,125,500
		% of Target AIP		111.2	109.0
BPF (%)	108	Base Salary	750,000	750,000	750,000
		TDC	2,700,000	2,919,200	2,875,500
AIP Award ($)	2,169,200	% of Target TDC		108.1	106.5

Mr. Glass’s fiscal 2017 TDC target of $2.70 million remained unchanged from fiscal 2016 and the percentage of his AIP that is deferred remained at 70%. Mr. Glass elected to defer 50% of his fiscal 2017 cash incentive into DSUs which are payable when he leaves CIBC.

Mr. Culham

As Group Head of Capital Markets (CM), Mr. Culham is accountable for CIBC’s CM business, including Global Markets, Investment Banking and Corporate Banking.

The Board approved Mr. Culham’s IPF of 105% recommended by the CEO for his strong contribution towards the achievement of CIBC’s strategic priorities. Mr. Culham was instrumental in leading CM in achieving strong fiscal 2017 adjusted net income which was 7% higher than fiscal 2016. Mr. Culham also exceeded most key employee engagement targets and talent management metrics for CM.

 Based on the AIP calculation formula described previously, the Board approved a fiscal 2017 AIP award for Mr. Culham of $7.48 million, a 0.5% increase over fiscal 2016. The details are provided in the table below.

		Pay Element	2017		2016
AIP Target(1) (% of base)	1350	($ unless otherwise noted)	Target	Actual	Actual
		Cash	1,977,740	2,242,754	2,231,790
AIP Target ($)	6,592,466	PSUs	3,691,781	4,186,477	4,166,008
		Options	922,945	1,046,619	1,041,502
IPF(%)	105	Total AIP	6,592,466	7,475,850	7,439,300
		% of Target AIP		113.4	114.5
BPF(%)	108	Base Salary	500,000	500,000	500,000
		TDC	7,092,466	7,975,850	7,939,300
AIP Award ($)	7,475,850	% of Target TDC		112.5	113.4

(1)	Mr. Culham’s AIP Target increased from 1300% to 1350% in June 2017, and his base salary remained unchanged at $500,000.

Mr. Culham’s fiscal 2017 TDC target of $7.25 million increased from $7.00 million in June 2017 and the percentage of his AIP that is deferred remained at 70%. Mr. Culham elected to defer 50% of his fiscal 2017 cash incentive into DSUs which are payable when he leaves CIBC.

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Compensation Discussion and Analysis

Mr. Richman

As Group Head, CIBC US Region, President and CEO, CIBC Bank USA, Mr. Richman oversees the U.S. Region, including middle market commercial banking, wealth management, private banking and retail and digital banking. Mr. Richman joined CIBC following CIBC’s June 23, 2017 acquisition of PrivateBancorp, Inc., where he served as President and CEO for the past nine years. Mr. Richman was instrumental in driving the strategic transformation of The PrivateBank into a leading middle market commercial bank. Prior to this, Mr. Richman served as President and CEO of LaSalle Bank N.A.

For the period commencing June 23, 2017, the Board approved Mr. Richman’s IPF of 105% recommended by the CEO for his strong contribution towards the performance of the U.S. Region while also providing strong leadership in all aspects of the integration efforts. Since June 23, 2017, Mr. Richman has been instrumental in leading CIBC Bank USA in contributing very strong fiscal 2017 results towards CIBC’s adjusted net income.

Based on the AIP calculation formula described previously, for the June 23rd to October 31st period since Mr. Richman joined CIBC, the Board approved a fiscal 2017 AIP award of US$1.51 (C$1.98) million. The details are provided in the table below.

		Pay Element	2017 (June 23 onwards)
AIP Target (% of base)	361	(US$ unless otherwise noted)	Target	Actual	Actual C$(1)
		Cash	400,537	454,214	593,885
AIP Target ($)	1,335,123	PSUs	747,669	847,869	1,108,589
		Options	186,917	211,967	277,147
IPF (%)	105	Total AIP	1,335,123	1,514,050	1,979,621
		% of Target AIP		113.4
BPF (%)	108	Base Salary(2)	369,671	369,671	483,345
		TDC(2)	1,704,794	1,883,721	2,462,966
AIP Award ($)	1,514,050	% of Target TDC		110.5

Prior to the acquisition of PrivateBancorp, Inc. by CIBC, Mr. Richman participated in The PrivateBank’s incentive compensation programs. In January 2018, the Compensation Committee of the Board of CIBC Bancorp USA Inc. and CIBC Bank USA(3) approved the grant of incentive awards to Mr. Richman for his pre-acquisition services as President and CEO of The PrivateBank, for the period from January 1, 2017 to June 22, 2017, in the amount of US$2.32 (C$3.03(1)) million. The award was comprised of US$0.78 (C$1.02(1)) million payable in cash and US$1.54 (C$2.01(1)) million of CIBC Restricted Share Awards (RSAs)(4). These awards are not included in the table above or the Summary compensation table as they do not relate to compensation earned by Mr. Richman while employed by CIBC.

CIBC’s Board believed that Mr. Richman’s knowledge, experience and client focus played a pivotal role in the success of The PrivateBank. As a result, CIBC’s acquisition of PrivateBancorp, Inc. was conditional upon Mr. Richman joining CIBC. CIBC believed, and continues to believe, that retaining Mr. Richman for a period of time will be critical to the successful integration and continued growth of our U.S. operations. For this reason, upon closing of CIBC’s acquisition of PrivateBancorp, Inc. CIBC entered into a new employment agreement with Mr. Richman, for a three-year term, to replace his prior employment agreement with PrivateBancorp, Inc. which afforded him certain change of control severance benefits if he chose to depart one year after the closing. At the time of solicitation of PrivateBancorp, Inc. shareholder approval of the transaction, Mr. Richman’s potential severance benefit was estimated at approximately US$8.64 million. Under his new agreement with CIBC, Mr. Richman’s prior right to change of control severance benefits upon a voluntary

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Compensation Discussion and Analysis

departure was replaced with a right to receive deferred compensation in the amount of US$8.20 (C$10.72(1)) million, subject to a vesting schedule contingent upon Mr. Richman’s continued employment with CIBC. This arrangement was specifically structured for the retention of Mr. Richman upon the acquisition of PrivateBancorp Inc. and Mr. Richman agreed to defer its payment until a date following his employment with CIBC. For further details refer to the disclosure in “Summary compensation table” starting on page 81 of this Circular. In addition, Mr. Richman has other unvested deferred compensation including options and RSAs that replaced unvested PrivateBancorp deferred awards, which had a total value of US$14.5 (C$18.9(1)) million. The last tranche of these awards vests in 2020. For further details, refer to the “Incentive plan awards – outstanding option- and share-based awards” table on page 83 of the Circular.

(1)	Values have been converted to Canadian dollars using the average Bank of Canada exchange rate of US$1.00 = C$1.3075 for 2017.
(2)	Mr. Richman’s annualized base salary is US$1,030,000 and TDC target is US$4,750,000.
(3)	The Compensation Committee of CIBC Bank USA and CIBC Bancorp USA Inc. is comprised of four directors, including two current members and one former member of CIBC’s Board. For more information on subsidiary governance oversight see “Report of the Corporate Governance Committee, 2017 Activities, Subsidiary Governance Oversight” on page 39 and “Statement of Corporate Governance Practices, Subsidiary Governance” on page 58.
(4)	An RSA is a deferred incentive vehicle linked to CIBC share value. As a result of the acquisition, Mr. Richman received RSAs in lieu of PrivateBancorp deferred compensation awards in respect of his fiscal 2017 performance prior to the acquisition.

Mr. Khandelwal

As Group Head, Client Connectivity and Innovation for CIBC, Mr. Khandelwal was hired on July 31, 2017 to drive both our client experience and innovation strategies, as part of our efforts to further embed a client first culture across our bank. Mr. Khandelwal was most recently Chief Customer Officer at Rogers Communications Inc. and prior to that, he was Vice-President, Global Customer Experience at Google Inc. Before joining Google, Mr. Khandelwal worked at McKinsey & Company where he co-founded their global customer care practice. He brings deep understanding and extensive experience in building client-focused organizations, as well as strong capability and a demonstrated track record of improving customer experience at large institutions.

The Board approved Mr. Khandelwal’s IPF of 100% recommended by the CEO. Since July 31st, Mr. Khandelwal has commenced the reconfiguration of client experience to drive enterprise-wide results and initiated the alignment of innovation activity to areas of strategic focus.

Based on the AIP calculation formula described previously, the Board approved a fiscal 2017 AIP award for Mr. Khandelwal of $2.23 million. Although Mr. Khandelwal joined CIBC on July 31, 2017, Mr. Khandelwal’s AIP award was for the period from January 1, 2017 to October 31, 2017, because he forfeited any 2017 incentive from his previous employer upon moving to CIBC. The details are provided in the table below.

		Pay Element	2017
AIP Target (% of base)	341	($ unless otherwise noted)	Target	Actual
		Cash	618,411	667,890
AIP Target ($)	2,061,370	PSUs	1,154,367	1,246,728
		Options	288,592	311,682
IPF (%)	100	Total AIP	2,061,370	2,226,300
		% of Target AIP		108.0
BPF (%)	108	Base Salary(1)	184,726	184,726
		TDC(1)	2,246,096	2,411,026
AIP Award ($)	2,226,300	% of Target TDC		107.3

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Compensation Discussion and Analysis

(1)	Mr. Khandelwal’s annualized base salary is $725,000 and annualized TDC target is $3,200,000.

Mr. Khandelwal’s experience in the market is in high demand and is a critical component in achieving our client strategy. Due to the forfeiture of outstanding deferred compensation from his previous employer, the Board agreed to grant a total buy-out award of $9.85 million.

Back-testing of NEO Total Compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2012 through October 31, 2017, with the cumulative TSR of the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2012	2013	2014	2015	2016	2017
CIBC	100.00	118.41	143.12	145.93	153.51	181.60
S&P/TSX Composite Index	100.00	111.00	124.95	119.18	134.33	149.75
S&P/TSX Composite Banks Index	100.00	124.33	146.75	141.83	165.49	203.60
CIBC NEO Total Compensation(2)(3)	100.00	104.53	137.96	106.58	115.72	170.17

(1)	With dividends reinvested.
(2)	The figures set out above show 2012 CIBC NEO total compensation expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes base salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in “Summary compensation table” on page 81 of this Circular. In 2016, CIBC determined that using the amounts for NEOs’ total compensation (as opposed to the amounts for TDC used in prior years), as being more appropriate for the purposes of the foregoing disclosure and accordingly the amounts shown in the chart above for years prior to 2016 have been adjusted from those which appeared in prior Proxy Circulars. The CIBC NEO Total Compensation shown above for 2017 includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, upon the closing of CIBC’s acquisition of PrivateBancorp, Inc. and for Mr. Khandelwal, a deferred incentive buy-out award of C$9.85 million due to the forfeiture of the outstanding deferred compensation from his previous employer.
(3)	The 2014 data above includes the five highest paid NEOs reported that year (seven NEOs were disclosed in the 2014 Proxy Circular) and is higher than it would otherwise have been as a result of the senior leadership transition.

Cost of management ratio (COMR)(1)

The table below summarizes CIBC NEO total compensation as a percentage of net income after tax (NIAT) over the past three fiscal years. While the composition of NEOs may change

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Compensation Discussion and Analysis

from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years. For fiscal 2017, the NEO Total Compensation shown below includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, upon the closing of CIBC’s acquisition of PrivateBancorp, Inc. and for Mr. Khandelwal, a deferred incentive buy-out award of C$9.85 million due to the forfeiture of the outstanding deferred compensation from his previous employer.

Year	NEO Total Compensation(2) ($000s)	NIAT(3) ($000s)	NEO Total Compensation as a % of NIAT(3)
2017	46,242	4,718,000	0.98
2016	31,445	4,295,000	0.73
2015	28,963	3,590,000	0.81
(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be comparable to that of other companies.
(2)	CIBC NEO total compensation includes base salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the Summary compensation table. In 2016, CIBC determined that using the amounts for NEOs’ total compensation (as opposed to the amounts for TDC used in prior years) is more appropriate for this disclosure and accordingly the amounts shown in the chart above for 2015 have been adjusted from amounts which appeared in that year’s Proxy Circular.
(3)	COMR based on NEO total compensation as a percentage of adjusted NIAT was 0.99% for 2017, 0.77% for 2016 and 0.76% for 2015. A reconciliation of reported to adjusted NIAT is discussed in the non-GAAP Measures section starting on page 14 of CIBC’s 2017 Annual Report.

Talent Management and Succession Planning

Effective talent management, leadership development and succession planning are essential to creating value for our stakeholders. Our talent strategy is focused on harnessing the strengths of our people and their passion to do what is right for our clients, energize our people to perform at their best and enable them to work together as one team that will build a strong, innovative and relationship-focused bank.

The Committee and Board review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the integration of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO members accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC, as well as specific development plans for our senior leaders. At least once a year, the Board reviews succession plans for the CEO and EXCO members in an emergency situation and across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management also discuss talent deeper in the pipeline, but with potential over a longer (eight plus year) horizon to developing into senior leaders in the organization. The Board spends time with emerging talent in both formal and informal settings and reviews development actions including cross business unit movement to increase the readiness of succession candidates.

In addition, the Committee reviews the progress of leadership development initiatives and receives reports on employee engagement, turnover, diversity, external recognition of our workplace and other critical employee matters. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of inclusion and diversity. The Committee is confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver growth.

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Compensation Discussion and Analysis

Inclusion and Diversity

At CIBC, we know that diverse teams working in an inclusive environment are more innovative, make better decisions, reduce risk and deliver stronger financial performance for our shareholders. We are committed to making diversity the way we do business by integrating accessibility and inclusion into everything we do for our clients.

The Board supports our strategy which emphasizes the importance of inclusive leadership. CIBC’s Inclusion and Diversity Leadership Council oversees the implementation of CIBC’s three year inclusion and diversity strategy and is chaired by a member of CIBC’s EXCO and supported by a dedicated Inclusion and Diversity Team, as well as senior leaders from each line of business and functional group.

By integrating the strategy into our talent management processes, we ensure that team composition, with a specific focus on gender, is an important consideration when making executive appointments. We have made significant progress against our diversity composition goals, hiring more than 500 persons with disabilities in 2017 and growing the number of women on our Board from 37.5% last year to 41.2% currently. We have also rolled out training to increase the inclusive leadership capabilities of our leaders, including Disrupting Unconscious Bias and the Men Advocating Real Change (MARC) leadership program.

To continue to advance our work in creating gender-balanced leadership, CIBC has established a goal of 30% to 35% women in board approved executive roles by 2018. At the end of our fiscal year, 30% of these roles were held by women and 27% (3/11) of members of the EXCO were women.

CIBC continues to actively support Canadian business leaders to aspire towards gender-balanced boards and C-Suites under our President and CEO’s leadership as the Chair of the 30% Club Canada and Catalyst Canada’s Advisory Board.

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Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2017, 2016 and 2015 by CIBC’s five Named Executive Officers.

Name and Principal Position	Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Annual Incentive Plan Awards (4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
Victor Dodig	2017	1,000,000	4,445,280	1,111,320	2,381,400	496,000	2,250	9,436,250
CEO	2016	1,000,000	4,364,360	1,091,090	2,338,050	396,000	2,250	9,191,750
	2015	1,000,000	3,717,819	929,455	2,502,376	387,000	2,250	8,538,900
Kevin Glass	2017	750,000	1,214,752	303,688	650,760	247,000	2,250	3,168,450
CFO	2016	750,000	1,190,280	297,570	637,650	212,000	2,250	3,089,750
	2015	750,000	1,040,000	260,000	700,000	209,000	2,250	2,961,250
Harry Culham	2017	500,000	4,186,477	1,046,619	2,242,754	146,000	2,250	8,124,100
Group Head, CM	2016	500,000	4,166,008	1,041,502	2,231,790	111,000	2,250	8,052,550
	2015	500,000	3,562,000	890,500	2,397,500	134,000	2,250	7,486,250
Larry Richman(7)	2017	483,345	1,108,589	277,147	593,885	66,000	10,721,500	13,250,466
Group Head, US Region, President and CEO, CIBC Bank USA

Deepak Khandelwal(8)	2017	184,726	1,246,728	311,682	667,890	0	9,852,086	12,263,112
Group Head, Client Connectivity and Innovation
(1)	Mr. Richman’s salary reflects his employment from the date of the acquisition of PrivateBancorp, Inc., June 23, 2017 to October 31, 2017, and has been converted to Canadian dollars using the average Bank of Canada exchange rate of US$1.00 = C$1.3075 for 2017. Mr. Khandelwal’s salary reflects the period from the time of his appointment,
July 31, 2017 to October 31, 2017.
(2)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years.
(3)	Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, accounting fair value (AFV) and variance between the compensation values and AFV are summarized in the tables below.

Measure	Grants made in December 2017 for fiscal 2017	Grants made in December 2016 for fiscal 2016	Grants made in December 2015 for fiscal 2015
Methodology	5-year Black-Scholes average	5-year Black-Scholes average	5-year Black-Scholes average
Risk-free rate (%)	1.84	1.65	1.57
Dividend yield (%)	4.33	4.44	4.70
Share price volatility (%)	24.9	25.8	25.6
Term	10 years	10 years	10 years
Compensation value ($)	14.20	12.63	10.99

Name	2017		2016		2015
	AFV ($7.06 per option)	Variance ($)	AFV ($4.74 per option)	Variance ($)	AFV ($5.12 per option)	Variance ($)
Victor Dodig	552,825	558,495	409,061	682,029	433,122	496,017
Kevin Glass	151,070	152,618	111,563	186,007	121,160	138,754
Harry Culham	520,646	525,973	390,468	651,034	414,966	475,224
Larry Richman	134,768	142,379	-	-	-	-
Deepak Khandelwal	155,046	156,636	-	-	-	-

(4)	Non-equity Annual Incentive Plan Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer their annual incentive into DSUs. Mr. Culham elected to defer 50% of his 2015 cash incentive of $2,397,500. For 2016, each of Mr. Dodig, Mr. Glass and Mr. Culham elected to defer 100% of his cash incentive of $2,338,050, 50% of his cash incentive of $637,650, and 30% of his cash incentive of $2,231,790, respectively. For 2017, each of Mr. Glass and Mr. Culham elected to defer 50% of his cash incentive of $650,760, and 50% of his cash incentive of $2,242,754, respectively.
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Compensation Disclosure

(5)	Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years.

Mr. Khandelwal’s compensatory value is $0 for fiscal 2017 as he is only eligible to participate in the CIBC Pension Plan and SERP effective November 1, 2017.

(6)	Amounts shown for Mr. Dodig, Mr. Glass and Mr. Culham represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts.

For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on PSU and DSU awards granted in prior years as the dividend equivalents were factored into the disclosed grant date fair value of the awards as applicable. The cash and reinvested dividend equivalent amounts for fiscal 2017, 2016 and 2015 are $623,017, $342,830 and $263,876, respectively, for Mr. Dodig; $175,439, $135,219 and $154,539 for Mr. Glass; and $656,134, $557,297 and $452,794 for Mr. Culham. The cash and reinvested dividend equivalent amounts for fiscal 2017 are $622,360 in Canadian dollars for Mr. Richman. The reinvested dividend amount for fiscal 2017 is $98,169 for Mr. Khandelwal.

CIBC’s Board believed that Mr. Richman’s knowledge, experience and client focus played a pivotal role in the success of The PrivateBank. As a result, CIBC’s acquisition of PrivateBancorp, Inc., was conditional upon Mr. Richman joining CIBC. CIBC believed, and continues to believe, that retaining Mr. Richman for a period of time will be critical to the successful integration and continued growth of our U.S. operations. For this reason, upon closing of CIBC’s acquisition of PrivateBancorp, Inc., CIBC entered into a new employment agreement with Mr. Richman, for a three-year term, to replace his prior employment agreement with PrivateBancorp, Inc., which afforded him certain change of control severance benefits if he chose to depart one year after the closing. At the time of solicitation of PrivateBancorp, Inc. shareholder approval of the transaction, Mr. Richman’s potential severance benefit was estimated at approximately US$8,640,000. Under his new agreement with CIBC, Mr. Richman’s prior right to change of control severance benefits upon a voluntary departure was replaced with a right to receive deferred compensation in the amount of US$8,200,000 (C$10,721,500), at the time of grant, comprised of US$2,050,000 (C$2,680,375) in deferred cash, which vested on September 23, 2017 and US$6,150,000 (C$8,041,125) in DSUs. Subject to continued employment, one-third of the DSUs vest on March 23, 2018 and the remaining two-thirds vest on December 23, 2018 or upon a termination of employment before the scheduled vesting date for any reason other than voluntary resignation without good reason. This arrangement was specifically structured for the retention of Mr. Richman upon the acquisition of PrivateBancorp, Inc., and Mr. Richman agreed to defer its payment until a date following his employment with CIBC. All Canadian dollar amounts listed above were converted at the average Bank of Canada exchange rate for fiscal 2017 of US$1.00 = C$1.3075.

Mr. Khandelwal was hired (see note 8) to drive both our client experience and innovation strategies as part of our efforts to further embed a client first culture across CIBC. Mr. Khandelwal’s experience in the market is in high demand and is a critical component of achieving our client strategy. Due to the forfeiture of outstanding deferred compensation from his previous employer, the Board agreed to grant a total buy-out award of $9,850,000 (comprised of deferred compensation in the form of an RSA award of $3,750,000, an ESOP award of $1,700,000, and a DSU award of $4,400,000). The amount for Mr. Khandelwal also includes CIBC’s contributions to his ESPP account.

(7)	Following the acquisition of PrivateBancorp, Inc. by CIBC on June 23, 2017, Mr. Richman became Group Head, US Region, and President and CEO, CIBC Bank USA. Mr. Richman’s compensation is determined and paid to him in U.S. dollars. All compensation, except for the Pension Value, has been converted to Canadian dollars at the average Bank of Canada exchange rate of US$1.00 = C$1.3075 for 2017. Mr. Richman’s Pension Value has been converted to Canadian dollars using the October 31, 2017 Bank of Canada spot exchange rate of US$1.00 = C$1.2899.
(8)	Mr. Khandelwal became Group Head, Client Connectivity and Innovation on July 31, 2017.

Incentive plan awards – value vested or earned during the financial year

The table below includes information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2017.

Name	Value of Option-based Awards That Vested During the Year(1) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(2) ($)	Value of Non-equity Annual Incentive Compensation Earned During the Year(3) ($)
Victor Dodig	929,698	1,792,721	2,381,400
Kevin Glass	572,657	999,317	650,760
Harry Culham	Nil	4,120,265	2,242,754
Larry Richman	Nil	Nil	3,274,260
Deepak Khandelwal	Nil	Nil	667,890
(1)	Amounts shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.
(2)	The performance factor applied to the PSUs granted in December 2013 for fiscal 2013 to determine the final amount paid out to participants in December 2016 was 105%, based on CIBC’s ROE performance from November 1, 2013 to October 31, 2016.
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Compensation Disclosure

(3)	Amounts shown are the sum of annual cash bonus awards for fiscal 2017 disclosed in the Summary compensation table. For Mr. Richman, the amount shown is comprised of the annual cash bonus awarded by CIBC of US$454,214 (C$593,885) and the deferred cash portion of US$2,050,000 (C$2,680,375) as previously described in note (6) in the Summary compensation table. These amounts, paid to him in U.S. dollars, have been converted to Canadian dollars at an average Bank of Canada exchange rate for fiscal 2017 of US$1.00 = C$1.3075.

2014 PSU vesting

The vesting percentage for PSUs granted in 2014 that vested in December 2017 was 100% based on the average of the ROE performance factor of 125% and the TSR performance factor of 75%, resulting from a number one ranking in ROE and number six ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive award” starting on page 67 for the scale.

CIBC PSU Vesting Calculation
	2015	2016	2017	Average	CIBC Rank	Performance Factor	Vesting
ROE	18.7%	19.9%	18.3%	19.0%	1	125%	100%
TSR	2.0%	5.2%	18.3%	8.5%	6	75%

Incentive plan awards – outstanding option- and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2017.

		Option-based Awards(1)					Share-based Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options(4) ($)	Value of Options Exercised(5) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share- based Awards Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Victor Dodig	2012	-	80.10	09-Dec-2022	-	754,608
	2013	40,214	90.52	08-Dec-2023	926,531	-
	2014	35,204	102.33	07-Dec-2024	395,341	-	PSU	18,005	1,533,486	-
	2015	84,544	97.81	06-Dec-2025	1,331,568	-	PSU	40,938	3,486,682	-
	2016	86,375	111.69	08-Dec-2026	161,521	-	DSU	-	-	2,644,802
							PSU	43,474	3,702,723	-
Kevin Glass	2009	8,060	70.66	06-Dec-2019	345,774	-
	2010	5,749	78.50	05-Dec-2020	201,560	-
	2011	13,124	71.54	04-Dec-2021	551,470	-
	2012	20,808	80.10	09-Dec-2022	696,236	-
	2013	22,417	90.52	08-Dec-2023	516,488	-
	2014	17,216	102.33	07-Dec-2024	193,336	-	PSU	8,805	749,922	-
	2015	23,650	97.81	06-Dec-2025	372,488	-	PSU	11,452	975,343	-
	2016	23,557	111.69	08-Dec-2026	44,052	-	DSU PSU	- 11,857	- 1,009,834	360,655 -

Harry Culham	2014	61,459	102.33	07-Dec-2024	690,185	-	PSU	31,434	2,677,234	-
	2015	81,000	97.81	06-Dec-2025	1,275,750	-	DSU	-	-	1,498,965
							PSU	39,222	3,340,550	-
	2016	82,449	111.69	08-Dec-2026	154,180	-	DSU	-	-	757,380
							PSU	41,499	3,534,441	-
Larry Richman	2013	-	-	-	-	-	RSA	-	-	1,983,993
	2015	19,314	46.44	20-Feb-2025	1,050,780	-	RSA	39,418	4,476,258	-
	2016	25,534	45.08	19-Feb-2026	1,434,584	-	RSA	57,453	6,524,398	-
	2017	-	-	-	-	-	RSA	48,000	5,450,842	-
							DSU	78,598	8,925,555	-

Deepak Khandelwal	2017	141,909	105.92	27-Aug-2027	1,084,185	-	DSU	41,245	4,683,833	-
							RSA	35,152	3,991,903	-

(1)	Options are in respect of CIBC common shares. Options granted before the annual option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date. In connection with CIBC’s acquisition of PrivateBancorp, Inc., options previously granted to Mr. Richman
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Compensation Disclosure

under PrivateBancorp’s equity compensation plans were converted to options to purchase CIBC shares based on the relative values of the PrivateBancorp, Inc. shares and CIBC shares as applied in connection with the acquisition. The options have substantially the same terms and conditions as were applicable before the acquisition, including the three-year cliff vesting applicable to such options.

(2)	PSUs vest and are cash-settled at the end of three years. The Market or Payout Value of Share-based Awards Not Vested is the threshold, or minimum payout value of 75% of the units granted. For PSUs, the number of vesting units was determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group. Mr. Richman’s 2013 PrivateBancorp PSUs were converted to CIBC RSA Units upon acquisition and had already vested at 150% of target award, subject to delayed settlement by February 28, 2018; 2015 and 2016 PrivateBancorp PSUs were converted to CIBC RSA units upon acquisition, with a maximum performance at 200% of target award. Mr. Richman’s 2015, 2016 and 2017 PrivateBancorp Restricted Share Units were converted to CIBC RSA units upon acquisition. Mr. Richman’s 2015 and 2016 RSAs vest in 2018 and 2019 while his 2017 RSAs vest in 2018, 2019 and 2020. Mr. Richman’s 2017 DSUs vest in 2018 or upon a termination of employment before the scheduled vesting date for any reason other than voluntary resignation without good reason. For more details, refer to “Summary compensation table”, note (6) on page 82.

Mr. Khandelwal’s 2017 RSA and DSUs relate to the buy-out award of $9,850,000 granted by the Board due to the forfeiture of outstanding deferred compensation from his previous employer. The current market value of the unvested RSA and DSU portions of the buy-out award is shown in the table on page 83; the RSAs vest in 2018, 2019 and 2020 and the DSUs vest in 2018, 2019, 2020 and 2022.

The fully vested DSU awards to Mr. Dodig, Mr. Glass and Mr. Culham are not payable until their termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant. For Mr. Richman, the option exercise price is in U.S. dollars and reflects the relative values of PrivateBancorp, Inc. shares and CIBC shares as applied in connection with the acquisition.
(4)	Based on the October 31, 2017 closing price of US$88.05 (CIBC shares trading on the NYSE) and the U.S. dollars option exercise price, the values for Mr. Richman’s 2015 and 2016 options were $803,656 and $1,097,196 respectively in U.S. dollars. These amounts have been converted to Canadian dollars in the chart above using the average Bank of Canada exchange rate of US$1.00 = C$1.3075 for fiscal 2017.
(5)	The value of options exercised during fiscal 2017 that were granted in previous years. Amounts are the net proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date after payment of the exercise price) before deductions for taxes and commissions.

Equity ownership of NEOs at October 31, 2017

All CIBC executives (including the NEOs) and Managing Directors (MDs) are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC, DSUs and unvested units granted under deferred incentive compensation programs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet new guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows NEO equity ownership relative to the minimum guideline for their position.

	Minimum Equity Ownership Guideline (Multiple of Salary)(1)	Hold Period Following Retirement Date (years)	Actual Ownership (Multiple of Salary)(2)		Equity Ownership(3)
								Total
Name				DSUs ($)	RSAs ($)	PSUs ($)	Direct Share Holdings ($)	($)	Units
Victor Dodig	8.0	2	16.3	2,644,802	-	11,630,521	2,026,476	16,301,799	143,552
Kevin Glass	4.0	1	6.0	360,655	-	3,646,798	459,897	4,467,350	39,339
Harry Culham	4.0	1	31.3	2,256,345	-	12,736,300	664,698	15,657,343	137,877
Larry Richman	4.0	1	21.5	8,925,555	18,435,490	-	1,571,784	28,932,829	254,780
Deepak Khandelwal	4.0	1	12.0	4,683,833	3,991,903	-	6,579	8,682,315	76,456
(1)	These guidelines were effective in 2017 for Mr. Dodig, Mr. Richman and Mr. Khandelwal and in 2016 for the other NEOs.
(2)	The CEO’s actual ownership as at December 31, 2017 was 20.1 times salary.
(3)	Amounts shown have been calculated using CIBC’s share price of $113.56 as at October 31, 2017.

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Compensation Disclosure

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2017 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. (In January 2003, the Board amended the Non-Officer Director Stock Option Plan (DSOP) and determined that no further options would be granted to directors. In November 2017, the Board terminated the DSOP.)

	A	B	C
Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	3,971,310	93.71	1,564,570
Not approved by security holders(1)	905,363	42.88	Nil
Total	4,876,673	84.28	1,564,570
(1)	CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. did not require approval by security holders under applicable securities legislation and stock exchange rules.

Options outstanding and available for grant at December 31, 2017

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding
ESOP(1)	4,394,350	1.00	808,054	0.18	5,202,404	1.18
PrivateBancorp Plans(2)	869,009	0.20	Nil	0.03	869,009	0.23
Total	5,263,359	1.20	808,054	0.21	6,071,413	1.41
(1)	At October 31, 2017, the total number of common shares issuable under options outstanding was 3,971,310, the total number of common shares issuable under options available for grant was 1,564,570 and the total number of common shares outstanding was 439,313,303 (including outstanding treasury shares).
(2)	Upon the acquisition of PrivateBancorp, Inc., 1,119,211 common shares were reserved for issuance to settle outstanding option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively the PrivateBancorp Plans) and were converted into options to acquire CIBC shares pursuant to the acquisition.

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Compensation Disclosure

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure(1)	Year	ESOP	PrivateBancorp Plans
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	2017 2016	0.90% 1.03%	0.21% -
	2015	1.03%	-

Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	2017 2016 2015	1.26% 1.62% 1.83%	0.21% - -

Burn Rate(2)
• total number of options granted in a fiscal year/weighted average number of common shares outstanding at the end of the fiscal year	2017 2016 2015	0.23% 0.20% 0.15%	0.24% - -

(1)	Both the ESOP and the PrivateBancorp Plans are included in the above calculations. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares) on October 31 of the specified fiscal years.
(2)	The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (ESOP 947,453; PrivateBancorp Plans 988,544) by the weighted average number of common shares outstanding at the end of the fiscal year (412,635,591).

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;
•	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares (other than foreign exchange); and
•	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and back-testing to ensure the plan design objectives are achieved.

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Compensation Disclosure

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee.
Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).
Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.
Exercise Price	• Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.
• CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.
• Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.
Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 42,634,500. Subject to shareholder approval, the Board has approved an increase of 10,000,000 shares to the number of CIBC common shares reserved for issue to 52,634,500. See “Amendment to CIBC’s Employee Stock Option Plan” for shareholder approval on page 5.
Individual and Insider Limits

•       Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the Committee.

•       No options shall be granted to any participant if such grant could result in the number of CIBC common shares: (a) issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination	• Resignation or termination of employment with cause: options are forfeited after 30 days.
• Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period.
• Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older.
Blackout Period Extension	• The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.
Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).
Financial Assistance	• Loans to assist employees in exercising their options may be made provided they do not exceed the employee’s annual salary at the time of the loan, and they have the same terms as loans made to employees to purchase shares of CIBC. No such loans were outstanding for any of the NEOs at
October 31, 2017.
Assignability	• ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.
Amendments

•       Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

•    increasing the number of common shares that can be issued under the ESOP;

•    reducing the strike (exercise) price of an outstanding option;

•    extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

•    changing the provisions relating to the transferability of options, other than for estate settlement purposes;

•    expanding the categories of individuals eligible to participate in the ESOP;

•    amending the ESOP to provide for other types of compensation through equity issuance;

•    removing or exceeding the insider participation limit contained in the ESOP;

•    amending the ESOP’s amending provisions; or

•    making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

Beyond these material plan amendments, the Committee may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of the Bank’s stock option plans, the Committee reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(1).

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Compensation Disclosure

(1)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) wilful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or wilful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

On November 30, 2017, the Board approved the following amendments to the ESOP:

(1)	to include an “insider participation limit” (as defined under the TSX rules);
(2)	to make certain amendments to the amending provisions of the ESOP in order to explicitly align such provisions with the rules of the TSX and with current market practice, specifically, making explicit that shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):
a.	changing the provisions relating to the transferability of options, other than for estate settlement purposes;
b.	removing or exceeding the insider participation limit contained in the ESOP;
c.	amending the ESOP’s amending provisions; or
d.	making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules; and
(3)	the incorporation of certain other minor amendments of an administrative or housekeeping nature.

These changes are within the authority of the Board under the ESOP amending provision and applicable stock exchange rules, and became effective immediately upon Board approval.

PSU Plan

Grants	• Grants are typically awarded as a dollar amount.
• Number of PSUs granted is based on the:
- dollar value of the award; and
- average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.
Dividend Equivalents	• Starting with PSUs granted in 2015, dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.
Hedging	• CIBC hedges these obligations(1).
Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR and ROE performance compared with CIBC’s peer group.
Performance Period	• Three years.
Vesting	• Vest at the end of the three-year period.
Payout	• Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.
• Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.
Clawback	• Grants are subject to:
- clawback in the event of misconduct(2); and
- cancellation in certain cases for unexpected losses(3).
(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third party financial institution.
(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) on page 88.
(3)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of Net Income Before Tax (NIBT), CIBC has discretion to cancel up to 100% of that year’s vesting PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

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Compensation Disclosure

DSU Plan
Grants	• Grants are typically awarded as a dollar amount.
• Number of DSUs granted is based on the:
- dollar value of the award; and
- average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date.
Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.
Hedging	• CIBC hedges these obligations(1).
Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.
Vesting	• The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.
• When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.
Payout	• Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.
• The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date.
Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2).
(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third party financial institution.
(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) on page 88.

Deferred incentive compensation plans assumed upon acquisition of PrivateBancorp, Inc. – terms and conditions

The tables below summarize key terms and conditions of the three plans assumed by CIBC upon the acquisition of PrivateBancorp, Inc. with outstanding treasury settled-awards. These are the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and 2011 Amended and Restated Incentive Compensation Plan (2011 Plan), collectively the PrivateBancorp Plans. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans.

In connection with CIBC’s acquisition of PrivateBancorp, Inc., all outstanding options to purchase common stock of PrivateBancorp, Inc. were converted into options to purchase CIBC common shares and all of the outstanding restricted stock awards of PrivateBancorp, Inc. were cancelled and replaced with CIBC RSAs, in each case on substantially the same terms and conditions as were applicable under The PrivateBank award (including the same vesting terms). In order to facilitate this, CIBC assumed three PrivateBancorp equity compensation plans pursuant to which such securities were originally granted, including the 2011 Plan, and two predecessor plans, the 2007 Plan and the Strategic Plan under which no shares remained available for grant (but under which unexercised awards remain outstanding).

Subsequent to the completion of the PrivateBancorp, Inc. acquisition, no further awards will be made under the PrivateBancorp Plans but CIBC will continue to administer them until there are no further awards outstanding thereunder.

A summary of the PrivateBancorp Plans is in the table below. The total reserve under the PrivateBancorp Plans is 1,119,211.

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Compensation Disclosure

2007 Plan Strategic Plan 2011 Plan

Outstanding equity awards consist of vested, exercisable stock options with expiry dates through April 1, 2021.

Outstanding equity awards consist of vested, exercisable stock options with expiry dates through October 1, 2019.

Outstanding equity awards consist of: 1) vested, exercisable stock options with expiry dates through 2021; 2) unvested stock options which cliff vest in 2018 and 2019; 3) unvested restricted stock; 4) restricted stock award units; and, 5) vested restricted stock award units subject to delayed settlement.

Eligibility	• Outstanding awards were originally granted as PrivateBancorp awards to employees and directors of PrivateBancorp or a subsidiary thereof, and converted and/or cancelled and replaced with CIBC awards in connection with the acquisition of PrivateBancorp, Inc. Except as necessary to facilitate the conversion, exchange or settlement, as the case may be, of PrivateBancorp awards which were outstanding under the plans at the time the plans were assumed by CIBC, no further awards shall be granted under these plans.
Term

2007 Plan and Strategic Plan:

•      Each converted, unvested PrivateBancorp option will vest in full upon the holder’s termination without cause or resignation for good reason at any time.

•      10 years from the original date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).

2011 Plan:

1)    Vested, exercisable stock options with expiry dates through 2021:

- 10 years from the original date of grant.

2)    Unvested stock options which vest at the end of the three-year performance period in 2018 and 2019:

- Each converted, unvested PrivateBancorp option will vest in full upon the holder’s termination without cause or resignation for good reason at any time. The vesting of these options is at the end of the three years from the original grant date. These outstanding awards will vest in 2018 and 2019.

3)    Unvested restricted stock:

- Vests one-third each year on first day of month following anniversary over a period between 2018 and 2020.

4)     Restricted stock award units:

- Vests one-third each year on first day of month following anniversary over a period between 2018 and 2020.

5)     Vested Restricted stock award units subject to delayed settlement:

- All are vested and subject to a three year delayed settlement over a period into 2020.

Vesting	• Vests in three equal installments starting with one year from original grant date.
Exercise Price	• The exercise price for each share of common stock covered by the nonqualified stock option grant was not less than one hundred percent (100%) of the fair market value of the common stock on the date of grant of such award.
Payout

•      For the 2011 plan, restricted stock award units are cash-settled.

•      Dividends are accumulated on unvested restricted stock and are paid in cash at vesting. For vested restricted stock units, the dividends are paid out on settlement.

Securities Reserved for Issue

2007 Plan:

•      The maximum number of CIBC common shares which may be issued from treasury under this plan (including upon the exercise of stock options issued and outstanding pursuant to this plan) shall not exceed in the aggregate 150,000 CIBC common shares.

Strategic Plan:

•       The maximum number of CIBC common shares which may be issued from treasury under this plan (including upon the exercise of stock options issued and outstanding pursuant to this plan) shall not exceed in the aggregate 160,000 CIBC common shares.

Termination	• The disposition of the grant of each award in the event of retirement, disability, death or other termination of a participant’s employment shall be as determined by the Committee and set forth in the award agreement.
Stock Appreciation Rights (SARs)	• There are currently no outstanding options with SARs attached to them.
Assignability

•      Except as provided below, no award granted under the plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of the stock options granted to a participant to be on terms, that permit transfer by such participant to:

(i)         the spouse, children or grandchildren of the participant (“Immediate Family Members”);

(ii)        a trust or trusts for the exclusive benefit of the participant or such Immediate Family Members (or both); or

(iii)       a partnership in which the participant or such Immediate Family Members (or both) are the only partners, provided that:

(A)     there may be no consideration for any such transfer;

(B)     the award agreement pursuant to which such stock options are granted expressly provides for transferability in a manner consistent with the 2007 Plan and Strategic Plan; and

(C)     subsequent transfers of transferred stock options shall be prohibited except those in accordance with the 2007 Plan and Strategic Plan.

Amendments	• The Board may at any time and from time to time, alter, amend, suspend or terminate the plan in whole or in part, subject to any requirement of shareholder approval imposed by applicable law, rule or regulation. No termination, amendment, or modification of the plan shall adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.
Clawback	• Awards are subject to recovery or “clawback” under the plan or any of CIBC’s policies applicable to the grantee.
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Compensation Disclosure

Pension arrangements

Pension and supplemental executive retirement benefits are an integral part of total compensation for our senior executives, including the NEOs. All NEOs earn benefits in the same tax-registered retirement programs as all other CIBC employees in either Canada or the U.S. In Canada, the NEOs accrue pension benefits under the CIBC Pension Plan, subject to limits defined by the Income Tax Act. In the U.S., Mr. Richman accrues 401(k) benefits under the PrivateBancorp Retirement & Employee Stock Ownership Plan, subject to limits defined by U.S. regulations.

All NEOs have been designated by the Committee as eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to, or receives a refund from, the SERP trust fund to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Richman is provided with unfunded SERP benefits on a similar basis as the Canadian participants, except denominated in U.S. dollars, as described below.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants. Key SERP provisions applicable for Mr. Dodig, Mr. Glass, and Mr. Culham are summarized in the table below.

Pension Formula

•      2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

•      The overall annual pension payable to Mr. Dodig is subject to an overall limit of $1,000,000.

Limits on Final Average Earnings	• $2,300,000 for Mr. Dodig and $913,500 for Mr. Glass and Mr. Culham.
Final Average Earnings (subject to specified dollar limits as shown above)

•      The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 61 for Mr. Dodig and Mr. Glass. Mr. Culham’s pension is reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.
Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time.
Form of Pension	• Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.
Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

The SERP was redesigned effective January 1, 2016 for all new and existing SERP participants. Specifically, SERP benefits will no longer be credited for periods of service prior to the SERP entry date; previously SERP credited service was generally granted back to date of entry into the registered pension plan. In addition, early retirement benefits will apply based on an unreduced pension age of 65 and pensions are payable for the lifetime of the member only. The new SERP benefits will not be offset by benefits earned in the registered pension plan, nor Canada/Québec Pension Plan benefits at age 65. Rather, SERP benefits accrue on a flat dollar basis that varies based on executive level and is independent of the executive’s earnings. This means the SERP benefit will be determined irrespective of earnings and commensurate increases. Mr. Dodig, Mr. Glass, and Mr. Culham will receive benefits based on either the prior or redesigned SERP program, whichever program results in greater value. For Mr. Dodig, Mr. Glass, and Mr. Culham, the prior SERP program is expected to provide a higher SERP value and therefore the prior provisions (outlined in the table above) will prevail.

CIBC PROXY CIRCULAR	91

Compensation Disclosure

Mr. Khandelwal and Mr. Richman joined CIBC after January 1, 2016, and so their SERP benefits are based on the new SERP provisions. The key provisions of the new SERP are summarized in the table below.

Pension Formula	• A flat dollar rate ($12,500 for Mr. Khandelwal and $16,123(1) for Mr. Richman) per year of SERP pensionable service (maximum of 35 years of service).
Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.
Form of Pension	• Pension payments are made for the life of the executive. Other optional forms of payment are made available on an actuarially equivalent basis.
(1)	The flat dollar rate for Mr. Richman is US$12,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2017 Bank of Canada spot exchange rate of US$1.00 = C$1.2899.

The table below provides additional information related to NEO pension obligations.

Defined Benefit Plans
Name	Number of Years of Credited Service (#)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
		At October 31, 2017(2)	At Age 65(3)
Victor Dodig	12.3	564,000	1,000,000	5,483,000	496,000	228,000	6,207,000
Kevin Glass	8.5	155,000	250,000	1,837,000	247,000	46,000	2,130,000
Harry Culham	9.2	60,000	331,000	443,000	146,000	22,000	611,000
Larry Richman(8)	0.3	5,000	5,000	0	66,000	(2,000)	64,000
Deepak Khandelwal	0	0	231,000	0	0	0	0
(1)	These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. In addition to joining the SERP effective September 1, 2015, Mr. Culham has another seven years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. For the NEOs except Mr. Khandelwal, the SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65. Mr. Khandelwal began accruing credited service in the CIBC Pension Plan and SERP effective November 1, 2017.
(2)	The Annual Benefits Payable at October 31, 2017 is fully vested for all NEOs.
(3)	Mr. Dodig and Mr. Glass are eligible to retire with an unreduced pension at age 61. The estimated annual pension payable at age 61 is $958,000 for Mr. Dodig and $177,000 for Mr. Glass. All other NEOs are eligible to retire with an unreduced pension at age 65.
(4)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2016. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:
–	an annual discount rate of 3.59%;
–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.
(5)	These amounts represent the fiscal 2017 annual service cost net of employee contributions and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 3.72% (3.64% for Mr. Richman in the U.S.) consistent with the fiscal 2017 pension expense reported in CIBC’s financial statement disclosure.
(6)	These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.
(7)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2017. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:
–	an annual discount rate of 3.62% (3.78% for Mr. Richman);
–	an annual compensation increase that varies by age and tenure of the executive (not applicable for Mr. Richman) before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.
(8)	Mr. Richman’s estimated annual pension has been translated to Canadian dollars using the October 31, 2017 Bank of Canada spot exchange rate of US$1.00 = C$1.2899.
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Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers 12 senior officer roles, including all of the NEOs, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	•	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	•	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)	•	The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:
(1) a change of control event occurs; and
(2) the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:
- a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;
- a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;
- a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or
- any other change in the officer’s employment constituting constructive dismissal under applicable law.
Severance Benefits	•	Upon the “Double Trigger”, the greater of:
(1) (2)

two times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

the amount the officer may be entitled to under any employment contract or applicable law.

Vesting of Deferred Incentive Compensation and Pension	•	Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.
Pension Benefits	•	Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.
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Compensation Disclosure

Termination and change of control benefits

The table below summarizes estimated incremental payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

		Estimated Incremental Payment at October 31, 2017(1)
Name	Compensation Element	Termination Without Cause(2) ($)	Change of Control(3) ($)
Victor Dodig	Cash	0	6,814,551
	Deferred Compensation Incremental Value	0	0
	Benefits	0	200,000
	Total Incremental Payment	0	7,014,551
	Annual Pension Increment	0	92,000
Kevin Glass	Cash	1,412,803	2,825,607
	Deferred Compensation Incremental Value	0	0
	Benefits	0	150,000
	Total Incremental Payment	1,412,803	2,975,607
	Annual Pension Increment	0	37,000
Harry Culham	Cash	2,790,681	5,581,363
	Deferred Compensation Incremental Value	0	0
	Benefits	50,000	100,000
	Total Incremental Payment	2,840,681	5,681,363
	Annual Pension Increment	0	0
Larry Richman	Cash	2,871,731	5,536,251
	Deferred Compensation Incremental Value	0	0
	Benefits	30,655	265,719
	Total Incremental Payment	2,902,386	5,801,970
	Annual Pension Increment	0	0
Deepak Khandelwal	Cash	2,885,260	2,935,000
	Deferred Compensation Incremental Value	0	0
	Benefits	183,000	145,000
	Total Incremental Payment	3,068,260	3,080,000
	Annual Pension Increment	0	0
(1)	No incremental amounts are payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For details regarding outstanding option- and share-based awards as at October 31, 2017, please refer to “Incentive plan awards – outstanding option-
and share-based awards” on page 83.

The Cash, Benefits and Annual Pension amounts for Mr. Richman have been converted to Canadian dollars at the October 31, 2017 Bank of Canada spot exchange rate of US $1.00 = C$1.2899

(2)	Amounts shown as Cash for Mr. Glass, Mr. Culham, Mr. Richman and Mr. Khandelwal represent entitlements to cash payments in lieu of notice. For Mr. Glass and Mr. Culham, the cash payment is equal to one times the sum of annual salary and average annual cash bonus for the prior three years. For Mr. Richman, as there was less than one completed year following the closing of CIBC’s acquisition of PrivateBancorp, Inc., the cash payment is equal to one and a half (1.5) times the sum of annual salary and the annual cash bonus for the most recently completed fiscal year. For Mr. Khandelwal, the cash payment is equal to two times the sum of annual salary and the average annual cash bonus of the most recently completed fiscal year and for the remaining years, the target annual cash bonus. For Mr. Culham and Mr. Khandelwal, the amount shown as Benefits is in lieu of continued participation in CIBC’s pension, health and welfare benefit plans, equal to a cash payment of 10% of the annual salary (for Mr. Khandelwal, the cash payment is 10% of the annual salary and annual car allowance amount), and the amount shown for Mr. Richman is an estimated lump sum payment for 18 months, in lieu of his medical, dental and vision premiums.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(3)	Amounts shown as Cash for all NEOs represent severance benefits upon a “double trigger” event. For details on the cash payments, refer to “Change of Control contracts” on page 93 of the Circular.
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Compensation Disclosure

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

Amounts shown for Mr. Dodig and Mr. Glass as Annual Pension Increment are the incremental annual lifetime pension amounts payable from age 61 (their unreduced early retirement age) as a result of being entitled to two years of additional credited service. The present values at October 31, 2017 of the Annual Pension Increment amounts are $988,000 for Mr. Dodig and $641,000 for Mr. Glass, determined using the same actuarial assumptions used for determining the October 31, 2017 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that Mr. Dodig and Mr. Glass are assumed to commence their pension when first eligible at age 55 (or October 31, 2017 if later) with applicable early retirement reductions. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants. Annual Pension Increment amounts are $0 for Mr. Culham, Mr. Khandelwal and Mr. Richman as they joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following tables provide disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, the NEOs and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively. This includes Senior Executive Vice-Presidents, Executive Vice-Presidents, Senior Vice-Presidents, the CIBC FirstCaribbean CEO, CFO and CRO, CM Management Committee, certain MDs, Desk Heads and any CM employee whose TDC is equal to or greater than a pre-determined threshold.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)
(All figures in $)	2017		2016(2)
	NEOs	Other Material Roles	NEOs	Other Material Roles
Fixed-base salary	4,300,000	53,600,000	4,000,000	49,100,000
Variable compensation
– Cash	6,500,000	118,100,000	7,500,000	113,900,000
– Equity	15,200,000	99,300,000	17,500,000	91,400,000
– Share-linked	15,200,000	99,300,000	17,500,000	91,400,000
– Other	-	-	-	-
Total variable compensation	21,700,000	217,400,000	25,000,000	205,300,000
Total remuneration	26,000,000	271,000,000	29,000,000	254,400,000
Number of beneficiaries	5	187	5	174
Deferred compensation awarded and paid out(3)
Awarded for the fiscal year	15,200,000	100,700,000	17,500,000	93,800,000
Payouts during the fiscal year(4)	10,300,000	72,500,000	15,000,000	77,000,000
Outstanding deferred compensation(5)
Vested	7,800,000	30,900,000	5,100,000	16,100,000
Unvested	52,000,000	283,100,000	34,200,000	190,600,000
Total	59,800,000	313,900,000	39,300,000	206,700,000
Implicit and explicit reductions(6)
Outstanding	19,300,000	224,400,000	21,700,000	180,300,000
Reductions
– Implicit	-	-	-	-
– Explicit	-	-	-	-

CIBC PROXY CIRCULAR	95

Compensation Disclosure

(1)	Awards may have been granted and received during or after the fiscal year, but in respect of the specified fiscal year.
(2)	2016 figures have been restated to reflect a re-categorization. In prior years, CIBC met the disclosure standard under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards providing aggregate quantitative information, broken down by senior executive officers and by employees whose actions have a material impact on the risk exposure of the firm, by disclosing figures for the EXCO and “Material Roles” (now NEOs and “Other Material Roles”). As a result the figures in this table will not reconcile with the corresponding figures in CIBC’s 2017 Proxy Circular.
(3)	Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).
(4)	Included in fiscal 2017 are amounts paid in December 2016 relating to fiscal 2015 and previous years and included in fiscal 2016 are amounts paid in December 2015. Mr. Richman’s deferred cash of US$2,050,000 (C$2,680,375), as per his employment agreement has also been included in the table in the NEO column for fiscal 2017.
(5)	All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death. Additionally, Mr. Richman’s deferred share units of US$6,150,000 (C$8,041,125), and Mr. Khandelwal’s buy-out award of C$9,850,000 have been included in the table in the NEO column for fiscal 2017.
(6)	Implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (e.g., 2017 amounts related to remuneration awarded in 2016). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

Other compensation paid

There were no guaranteed incentive compensation awards or cash sign-on awards(1) granted in fiscal 2017 for NEOs and other material roles (nil in fiscal 2016). Severance amounts(2) negotiated and settled in fiscal 2017 for 10 beneficiaries in material roles was $21,349,000 ($20,024,000 for 19 beneficiaries in fiscal 2016). Payouts in fiscal 2017 amounted to $2,055,000; ($5,455,000 in fiscal 2016). No severance was negotiated and settled with respect to NEOs in fiscal 2017 or 2016.

(1)	Cash sign-on awards granted in the specified fiscal years to new hires. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table, including the total deferred sign-on amount disclosed in CIBC’s 2017 Proxy Circular.

The buy-out award granted to Mr. Khandelwal of $9,850,000 (comprised of deferred compensation in the form of an RSA award of $3,750,000, an ESOP award of $1,700,000 and a DSU award of $4,400,000) was due to the forfeiture of outstanding deferred compensation from his previous employer and has been included in the “Outstanding deferred compensation” section of the table.

(2)	Payouts in connection with such awards may have been made in whole or in part in fiscal 2017 or, if the terms of the obligation so required, will be paid in subsequent fiscal years.

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Other Information

Indebtedness of Directors and Executive Officers

As at February 22, 2018, the date of this Circular, there is no outstanding indebtedness to CIBC (or its subsidiaries) by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) below.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2018 ($)	To Another Entity
Securities Purchase Other(2)	- 121,930,649	- -

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.
(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the January 31, 2018 closing exchange rate reported by Bloomberg of US$1.00 = C$1.2315.

Directors’ and Officers’ Liability Insurance

Effective November 1, 2017, CIBC purchased at its expense a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2018. There is no deductible. The annual premium for this policy is approximately $1.5 million.

Indemnification

Under the Bank Act and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided 1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and 2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

CIBC PROXY CIRCULAR	97

Other Information

During the fiscal year ended October 31, 2017, CIBC paid approximately $370,655 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Availability of Information

Financial information about CIBC is in our consolidated financial statements and management's discussion and analysis (MD&A) for fiscal 2017. Additional information is available at www.cibc.com and www.sedar.com. Shareholders may obtain a copy of the following documents at no charge:

•    Management Proxy Circular

•    Annual Information Form

•    Annual Report

•	Consolidated annual financial statements and MD&A, and any subsequent interim financial statements and MD&A

To request a paper copy of any of these documents contact Investor Relations by email at investorrelations@cibc.com or by mail at CIBC Investor Relations, 18 York Street, 9th Floor, Toronto, Ontario M5J 2T8.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be posted to CIBC’s website at www.cibc.com. Vote results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Trademarks

Trademarks used in this Circular which are owned by Canadian Imperial Bank of Commerce, or a wholly owned subsidiary, include “CIBC”, the CIBC Box Design, and “CIBC FirstCaribbean International Bank”. All other trademarks mentioned in this Circular, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Vice-President, Corporate Secretary and Associate General Counsel

February 22, 2018

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Head Office

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